SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                            Amerinet group.com, inc.
                            ------------------------
                                (Name of Issuer)

                     COMMON Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   03073A 10 3
                                   -----------
                                 (CUSIP Number)

                                John Morris, Esq.
                             Snell & Wilmer, L.L.P.
                        15 West South Temple, Suite 1200
                               Gateway Tower West
                           Salt Lake City, Utah 84101
                                 (801) 257-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 13, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073A 10 3                     13D           Page 2 of 7 Pages

------------- -------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Randall K. Fields
------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                       (b)  |_|
------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
3             SEC USE ONLY

------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
------------- ------------------------------------------------------------
------------- ------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                      |_|

------------- ------------------------------------------------------------
------------- ------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------- ------------------------------------------------------------
----------------------------- --------------- ----------------------------
         NUMBER OF            7               SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY                  16,083,900
       EACH REPORTING
        PERSON WITH
----------------------------- --------------- ----------------------------
----------------------------- --------------- ---------------------------
                              8               SHARED VOTING POWER
                                              107,103,770(1)
----------------------------- --------------- ----------------------------
----------------------------- --------------- ----------------------------
                              9               SOLE DISPOSITIVE POWER
                                              16,083,900
----------------------------- --------------- ----------------------------
----------------------------- --------------- ----------------------------
                              10              SHARED DISPOSITIVE POWER
                                              107,103,770(1)
----------------------------- --------------- ----------------------------
------------- ------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              123,187,670(1)
------------- ----------------------------------------------------------
------------- ------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                              |_|
------------- ------------------------------------------------------------
------------- ------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              73.3%
------------- ------------------------------------------------------------
------------- ------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN; HC
------------- ----------------------------------------------------------

(1) Includes 87,923,100 shares owned of record by Riverview Financial Corp., of which Mr. Fields is the sole voting stockholder, and 19,180,670 shares which may be acquired by Riverview upon conversion of a promissory note into stock of Park City Group, Inc., a Delaware corporation and subsidiary of AmeriNet Group.com, Inc., which shares are thereafter exchangeable for common stock in AmeriNet. The number of shares which may be acquired upon conversion of the note is subject to adjustment for stock splits, combinations, recapitalizations, and the like.

CUSIP No. 03073A 10 3                 13D                 Page 3 of 7 Pages


------------- -------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Riverview Financial Corp.,
              94-2773125
------------- ------------------------------------------------------------
------------- ------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                       (b)  |_|
------------- -----------------------------------------------------------
------------- ------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------
------------- ------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
------------- -------------------------------------------------------------
------------- ------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              |_|

------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              California
------------- -------------------------------------------------------------
----------------------------- --------------- -----------------------------
         NUMBER OF            7               SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY                  0
       EACH REPORTING
        PERSON WITH
----------------------------- --------------- -----------------------------
----------------------------- --------------- -----------------------------
                              8               SHARED VOTING POWER
                                              123,187,670(1)
----------------------------- --------------- -----------------------------
----------------------------- --------------- -----------------------------
                              9               SOLE DISPOSITIVE POWER
                                              0
----------------------------- --------------- -----------------------------
----------------------------- --------------- -----------------------------
                              10              SHARED DISPOSITIVE POWER
                                              123,187,670(1)
----------------------------- --------------- -----------------------------
------------- -------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              123,187,670(1)
------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                              |_|
------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              73.3%
------------- -------------------------------------------------------------
------------- -------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              HC; CO
------------- -------------------------------------------------------------

(1) Includes 16,083,900 shares owned of record by Randall K. Fields, the sole voting stockholder of Riverview. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934 (the "Act"), Riverview disclaims beneficial ownership of these 16,083,900 shares, and this report shall not be deemed an admission that the Riverview is the beneficial owner of such securities for any purpose. This also includes 19,180,670 shares which may be acquired by Riverview upon conversion of a promissory note held by Riverview into stock of Park City Group, Inc., a Delaware corporation and subsidiary of AmeriNet Group.com, Inc., which shares are thereafter exchangeable for common stock in AmeriNet. The number of shares which may be acquired upon conversion of the note is subject to adjustment for stock splits, combinations, recapitalizations, and the like.

Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share, of AmeriNet Group.com, Inc., a Delaware corporation ("AmeriNet" or the "Issuer"). The Issuer's principal executive office is located at 333 Main Street, Park City, Utah 84060 (formerly Crystal Corporate Center, 2500 N. Military Trail, Suite 225C, Boca Raton, Florida, 33431).


Item 2.  Identity and Background.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Act, this Statement on Schedule 13D is being filed jointly on behalf of Randall K. Fields, an individual, and Riverview Financial Corp., a California corporation ("Riverview") (collectively, the "Reporting Persons" and individually a "Reporting Person") because they may be deemed to constitute a single "person" within the meaning of Section 13(d)(3) of the Act. A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties.

     Mr. Fields' business address is 333 Main Street, Park City, Utah 84060. Mr. Fields is a director and executive officer of Riverview, AmeriNet and Park City Group, Inc. ("Park City Group"), a majority-owned subsidiary of AmeriNet. AmeriNet has no business operations. Park City Group is a Delaware corporation which designs, and sells to its customers in the retail and hospitality industries, a combination of patented technology, software solutions and services that automate managerial and administrative tasks. Mr. Fields is a U.S. citizen.

     Riverview is a holding company whose principal business address is 333 Main Street, Park City, Utah 84060. Mr. Fields is the sole director of Riverview, as well as its president, chief executive officer and sole voting shareholder. Riverview has one other executive officer, Narayan Krishnan, whose business address is 333 Main Street, Park City, Utah 84060. Mr. Krishnan is also an executive officer of AmeriNet and Park City Group. Mr. Krishnan is a U.S. citizen.

     During the past five years, neither Mr. Fields, Riverview nor Mr. Krishnan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor during the past five years has Mr. Fields, Riverview or Mr. Krishnan been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 13, 2001, Riverview acquired 87,923,100 shares of AmeriNet common stock in exchange for 20,500,000 shares of Park City Group common stock held by Riverview, pursuant to a Reorganization Agreement dated May 31, 2001, as amended on June 11, 2001 and June 13, 2001, between AmeriNet, Mr. Fields and Riverview, in addition to several joinder parties (the "Reorganization Agreement"). A copy of the Reorganization Agreement is attached hereto as Exhibit 2, and any description thereof is qualified in its entirety by reference thereto.

     Currently, Riverview holds promissory notes issued by Park City Group in the aggregate principal amount of $3,260,713.88, which notes are convertible, at any time, all or in part, into Park City Group stock. Pursuant to the Reorganization Agreement, and a Share Exchange Agreement between Riverview and AmeriNet dated June 11, 2001 (the "Exchange Agreement"), in the event Riverview converts all or a portion of these notes into Park City Group stock, Riverview may then exchange such stock into a maximum of 19,180,670 shares of AmeriNet common stock. The number of shares that Riverview may receive pursuant to this exchange is subject to adjustment for stock splits, combinations, recapitalizations and similar events. A copy of the Exchange Agreement is attached hereto as Exhibit 3, and any description thereof is qualified in its entirety by reference thereto.

     On June 13, 2001, Mr. Fields acquired 16,083,900 shares of AmeriNet common stock in exchange for 3,750,000 shares of Park City Group common stock held by Mr. Fields, pursuant to the Reorganization Agreement.

Item 4.  Purpose of Transaction.

         a. Purpose of the Acquisition of AmeriNet Stock. Mr. Fields and Riverview acquired the AmeriNet stock that is the subject of this
               Schedule 13D for the purpose of enhancing the value of Park City Group.

         b. Acquisition of Additional AmeriNet Stock. In conjunction with the Reorganization Agreement, Mr. Fields and Riverview may receive additional shares of AmeriNet stock as follows:

         (1) Pursuant to the Reorganization Agreement, AmeriNet reserved 1,376,400 shares of its common stock for issuance to those Park City Group shareholders who have not yet exchanged their Park City Group stock for AmeriNet stock, but who may do so within one year of June 13, 2001. Any of these reserved shares remaining on June 13, 2002 will be distributed to Mr. Fields, Riverview and other specific former Park City Group shareholders. Mr. Fields and Riverview may be entitled to as many as 202,056 and 1,103,873 of these reserved shares, respectively.

         (2) Pursuant to the Reorganization Agreement, on each of December 31, 2001 and December 31, 2002, Mr. Fields is entitled to receive additional shares of AmeriNet common stock equal to 14.68% of 17.5% of the total shares of AmeriNet common stock outstanding on the date they are earned, in the event that Park City Group achieves certain earnings goals.

         (3) Pursuant to the Reorganization Agreement, on each of December 31, 2001 and December 31, 2002, Riverview is entitled to receive additional shares of AmeriNet common stock equal to 80.2% of 17.5% of the total shares of AmeriNet common stock outstanding on the date they are earned, in the event that Park City Group achieves certain earnings goals.

         (4) Pursuant to the Reorganization Agreement, upon default of certain promissory notes issued by various third parties in favor of AmeriNet in exchange for AmeriNet common stock, Mr. Fields will be entitled to receive additional shares of AmeriNet common stock, at $0.17 per share, equal to 14.68% of 2% of the amount of principal in default, or a maximum of 26,424 shares.

         (5) Pursuant to the Reorganization Agreement, upon default of certain promissory notes issued by various third parties in favor of AmeriNet in exchange for AmeriNet common stock, Riverview will be entitled to receive additional shares of AmeriNet common stock, at $0.17 per share, equal to 80.2% of 2% of the amount of principal in default, or a maximum of 144,360 shares.

         (6) Pursuant to an Indemnification Agreement between AmeriNet and Carrington Capital Corp., effective June 8, 2001 (the "Indemnification Agreement"), in the event AmeriNet incurs certain expenses for which Carrington fails to indemnify AmeriNet as required by the agreement, or incurs certain other expenses for actions or inactions prior to the closing of the Reorganization Agreement, Mr. Fields is entitled to receive additional shares of AmeriNet common stock, at $0.17 per share, equal to 14.68% of 78% of the amount of such expenses. A copy of the Indemnification Agreement is attached hereto as
                  Exhibit 4, and any description thereof is qualified in its entirety by reference thereto.

         (7) Pursuant to the Indemnification Agreement, in the event AmeriNet incurs certain expenses for which Carrington fails to indemnify AmeriNet as required by the agreement, or incurs certain other expenses for actions or inactions prior to the closing of the Reorganization Agreement, Riverview is entitled to receive additional shares of AmeriNet common stock, at $0.17 per share, equal to 80.2% of 78% of the amount of such expenses.

         c. Disposition of AmeriNet Stock. Riverview has certain registrations rights entitling it to sell up to 4,000,000 shares of AmeriNet common stock held by Riverview pursuant to a registration statement filed by AmeriNet.

         d. Extraordinary Corporate Transactions. Under the control of Mr. Fields and Riverview AmeriNet may acquire other businesses, although Mr. Fields and Riverview currently have no specific plans to acquire any other business.

         e. Change in Management. In conjunction with the closing of the Reorganization Agreement, all AmeriNet executive officers, and all AmeriNet directors except Edward Dmytryk, resigned from AmeriNet effective immediately upon the closing. Prior to the closing, the AmeriNet directors appointed Mr. Fields as the only director of AmeriNet, other than Mr. Dmytryk. Pursuant to the Reorganization Agreement, Mr. Fields has reserved the right to designate those individuals who will replace all directors who have resigned, and Mr. Fields intends to exercise this right in the future.

Item 5.  Interest in Securities of the Issuer.

         (a)    ggregate Securities Beneficially Owned by Each Reporting Person.

     Mr. Fields beneficially owns 123,187,670, or 73.3% of the issued and outstanding shares of AmeriNet common stock, which includes 87,923,100 shares held of record by Riverview, of which Mr. Fields is the sole voting stockholder, and 19,180,670 shares which may be acquired by Riverview upon conversion of a promissory note held by Riverview into stock of Park City Group, which shares are thereafter exchangeable for the common stock in AmeriNet. The number of shares which may be acquired upon conversion of the note is subject to adjustment for stock splits, combinations, recapitalizations, and the like.

     Of the 123,187,670 AmeriNet shares beneficially owned by Mr. Fields, Mr. Fields holds sole voting and dispositive power with respect to 16,083,900. Mr. Fields shares voting and dispositive power with Riverview with respect to the remaining 107,103,770 shares.

     Riverview may beneficially own up to 123,187,670, or 73.3% of the issued and outstanding shares of AmeriNet common stock, which includes 19,180,670 shares which may be acquired by Riverview upon conversion of a promissory note into stock of Park City Group, which shares are thereafter exchangeable for the common stock in AmeriNet, and 16,083,900 shares held of record by Mr. Fields. Riverview disclaims beneficial ownership of these 16,083,900 shares.

     Riverview shares voting and dispositive power with Mr. Fields with respect to all 123,187,670 AmeriNet shares.

     Mr. Krishnan currently does not beneficially own shares in AmeriNet.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4(b), "Acquisition of Additional AmeriNet Stock," identifying seven situations in which Mr. Fields and/or Riverview may be entitled to receive additional shares of AmeriNet common stock, pursuant to specific agreements cited therein.

Item 7.  Material to be Filed as Exhibits.

  Exhibit 1.   Joint Filing Agreement
  Exhibit 2. Reorganization Agreement, dated May 31, 2001, as amended on June 11, 2001 and June 18, 2001, between AmeriNet, Mr. Fields and Riverview
  Exhibit 3. Share Exchange Agreement, dated June 11, 2001, between Riverview and AmeriNet
  Exhibit 4. Indemnification Agreement, dated effective June 8, 2001, between AmeriNet and Carrington Capital Corp.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



                                  June 21, 2001



                              /s/ Randall K. Fields
       ------------------------------------------------------------------
                                Randall K. Fields





               Riverview Financial Corp., a California corporation


                                  June 21, 2001



                              /s/ Randall K. Fields
            --------------------------------------------------------
                          Randall K. Fields, President

                                    Exhibit 1
                             Joint Filing Agreement


                             Joint Filing Agreement

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $.01 per share, of AmeriNet Group.com, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned parties, each being duly authorized, hereby execute this Agreement on the 21th day of June, 2001.


                        Randall K. Fields, an individual
                              /s/ Randall K. Fields


               Riverview Financial Corp., a California corporation

                              /s/ Randall K. Fields
                              By: Randall K. Fields
                                 Its: President

                                    Exhibit 2
                            Reorganization Agreement



                            Reorganization Agreement


                                  By and among



                            AmeriNet Group.com, Inc.,
                             a Delaware corporation



                                Randall K. Fields
                                 a Utah resident



                                       and



                            Riverview Financial Corp.
                            a California corporation

                                TABLE OF CONTENTS
                                   (continued)


                                      -ii-

                                TABLE OF CONTENTS

                                                                            Page

 ARTICLE ONE  DEFINITIONS & RULES OF CONSTRUCTION..............................1

         1.1  Definitions:...................................................1

         1.2  Rules of Construction:..........................................7

ARTICLE TWO  PLAN OF REORGANIZATION...........................................7

         2.1  Reorganization.................................................7

         2.2  Unregistered Status of AmeriNet Stock to Be Issued:............11

ARTICLE THREE  REPRESENTATIONS & WARRANTIES..................................12

         3.1  Park City Group................................................12

         3.2  AmeriNet:......................................................22

ARTICLE FOUR  COVENANTS    30

         4.1  Park City Group................................................30

         4.2  AmeriNet:......................................................31

         4.3  The Parties:...................................................32

ARTICLE FIVE  CONDITIONS PRECEDENT...........................................34

         5.1  Conditions to Obligations of Each Party to Effect the
                                Reorganization..............................34

         5.2  Additional Conditions to Obligations of Park City Group's
                                    Participants............................34

         5.3  Additional Conditions to the Obligations of AmeriNet..........36

ARTICLE SIX  CLOSING       37

         6.1  Closing Date:..................................................37

         6.2  Items to be Delivered at Closing by Park City Group:...........37

         6.3  Items to be Delivered at Closing by AmeriNet:..................37

         6.4  Completion of Closing..........................................38

ARTICLE SEVEN  DEFAULT OR TERMINATION........................................38

         7.1  Termination....................................................38

         7.2  Failure of Conditions..........................................39

         7.3  Termination Without Default....................................39

ARTICLE EIGHT  CONFIDENTIALITY...............................................40

         8.1  Park City Group's Business Information:.......................40

         8.2  AmeriNet's Business Information:...............................40

ARTICLE NINE  MISCELLANEOUS..................................................41

         9.1  Expenses.......................................................41

         9.2  Assignability..................................................41

         9.3  Counterparts & Facsimile Execution.............................41

         9.4  Remedies.......................................................41

         9.5  Survival of Condition Subsequent, Representations and Warranties,
                                             Covenants.......................41

         9.6  Third-Party Beneficiaries......................................42

         9.7  Severability................... ...............................42

         9.8  Entire Agreement...............................................42

         9.9  Amendments, Extensions & Waiver................................42

         9.10  Exhibits......................................................42

         9.11  Negotiated Transactions......................................43

         9.12  Governing Laws, Venue and Dispute Resolution.................43

         9.13  Notices......................................................43

         9.14  Further Assurances...........................................44

         9.15  License......................................................44

         9.16  Broker.......................................................44

 -------------------------------------------------------------------------------

              Please Initial: Park City Group: ____ AmeriNet: ____

Park City Exhibits
2.1C     Park City Group's Participants' Data
3.1.B.2  Park City Group Capitalization
3.1.B.4  Obligation to Issue or Reserve Stock
3.1.D    Acceptable Liabilities and Permitted Encumbrances
3.1.E    Tax Obligations & Liens
3.1.F Park City Group Subsidiaries, Affiliates and Interests in Other Entities 3.1.G.5 Employee Benefits 3.1.H.2 Material Contracts 3.1.I.2 Existing Insurance Policies 3.1.J Intellectual Property 3.1.J.7 Confidentiality Agreements 3.1.K Litigation 3.1.M Park City Group Financial Statements 3.1.O Interested Party Transactions 4.2.B.4 Use of Proceeds 4.3.C Consents 5.3E Legal Opinion

AmeriNet's Exhibits
1.1O     Consulting Agreement
3.2B     Options and Warrants
3.2B4    Registration Rights
3.2C3    Financial Representations and Disclosure
3.2C4    SEC Comment Letters
3.2.E    Litigation
3.2.F    Tax Obligations & Liens
3.2H     Liabilities and Obligations
3.2J     Leases
3.2.K.2  Insurance Policies and Fidelity Bonds
3.2L     Contracts and Commitments
4.3.C    Consents
5.2.D    Legal Opinion

Items to be delivered at Closing by Park City Group
1.       Certificates for the Park City Group Securities
2.       A lien and judgement search
3.       A good standing certificate
4. A certificate attesting that all representation, warranties, exhibits and schedules remain materially true and accurate.

Items to be delivered at Closing by AmeriNet
1.       A lien and judgement search
2.       A good standing certificate
3.       Certified copies of resolutions passed by Board of Directors and
         Shareholders
4.       A certificate  attesting that all  representation, warranties, exhibits
         and schedules remain  materially true and   accurate.
5. Certificates for the Exchange Shares will be delivered within a reasonable time after the Closing.

                            REORGANIZATION AGREEMENT


         This Reorganization Agreement (hereinafter referred to collectively with all exhibits as the "Agreement") is made and entered into by and among AmeriNet Group.com, Inc., a publicly held Delaware corporation with a class of securities registered under Section 12(g) of the Exchange Act ("AmeriNet"); and Randall K. Fields, a Utah resident, and Riverview Financial Corp., a California corporation ("Park City Group's Participants") (each of the above listed being sometimes hereinafter collectively referred to as the "Parties" and each being sometimes hereinafter generically referred to as a "Party").

                                    PREAMBLE:

         WHEREAS, the board of directors of AmeriNet believes it is in the best interest of the corporation and its securities holders that AmeriNet acquire approximately ninety-eight percent of the outstanding stock of Park City Group, Inc., a Delaware corporation ("Park City Group"), as a result of which, the Park City Group's Participants become the controlling stockholders of AmeriNet and, for accounting purposes, Park City Group is deemed to constitute a continuing entity and consolidated subsidiary of AmeriNet, and, in furtherance thereof, has approved the Reorganization; and

         WHEREAS, pursuant to the terms of the Reorganization, as hereinafter set forth, among other things, approximately ninety-eight percent of the outstanding securities of Park City Group ("Park City Group's Securities") will be exchanged for shares of AmeriNet's common stock, $0.01 par value ("AmeriNet's common stock"), in reliance on applicable exemptions from the registration requirements of the Securities Act and applicable Blue Sky laws, as hereinafter described; and

         WHEREAS, the Parties intend that AmeriNet raise at least $1,000,000
(net) prior to Closing for the exclusive use of Park City Group subsequent to Closing; and

         WHEREAS, AmeriNet and the Park City Group's Participants desire to make certain representations and warranties and other agreements in connection with the Reorganization; and

         WHEREAS, the Parties intend, by executing this Agreement, to adopt a plan of reorganization relating to the Reorganization and that the Reorganization shall constitute a tax-free reorganization as described in
Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"):

         Now, Therefore, in consideration of the entry of the Parties into this Agreement, as well as the sum of ten dollars, the mutual promises herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

                                   WITNESSETH:



                       DEFINITIONS & RULES OF CONSTRUCTION

Definitions:

         As used in this Agreement, the following words, terms and phrases will have the meanings ascribed to them below:

"Agreement" will mean this Reorganization Agreement.

"2000 10-KSB" will mean AmeriNet's report on Commission Form 10-KSB for the fiscal year ended June 30, 2000.

"Acceptable Liabilities" will mean the Park City Group's liabilities, either actual, accrued or contingent which individually or in the aggregate, (i) have been reflected in the Park City Group's Audited Financial Statements (including the notes thereto) or (ii) have been specifically described in this Agreement or in the Park City Group's Schedules or Exhibits.

(1) "Accredited Investor" will mean a person or entity that meets the asset or income requirements for treatment as an accredited investor specified in Rule 501 of Commission Regulation D promulgated under the Securities Act.

"Securities Act" will mean the Securities Act of 1933, as amended.

"Rule 506" will mean Rule 506 of Commission Regulation D promulgated under the Securities Act.

"Affiliate" will mean an entity or person that controls, is controlled by or is under common control with another person.

(2) "AmeriNet Exhibits" will mean the exhibits referenced by the Section designations of this Agreement as to which they apply, annexed at the direction of AmeriNet to this Agreement and constituting a material component of this Agreement.

"AmeriNet Schedules" will mean the schedules referenced by the Section designations of this Agreement as to which they apply, annexed at the direction of AmeriNet to this Agreement and constituting a Material component of this Agreement.

"AmeriNet Financial Statements" will mean the AmeriNet financial statements, including all related schedules and the notes thereto, included in the 2000 10-KSB; the reports on Commission Form 10-QSB filed subsequent to June 30, 2000 and the financial statements for subsidiaries subsequently acquired by AmeriNet included in current reports on Commission Form 8-K, as amended, filed since the dates of the Subsequent Quarterly Reports; all such financial statements being hereinafter collectively and generically referred to as the "AmeriNet Financial Statements."

"Blue Sky Laws" will mean the securities laws, rules, regulations and judicial decisions and interpretations of state securities laws.

"Books and Records" will mean all books, records, bank statements, budgets, financial statements, correspondence, computer programs, software developments, trade secrets, customer lists, supplier lists, site plans, surveys, plans and specifications, marketing materials, floor plans, tax assessment records, billing and collection records, engineering plans and specifications, as-built drawings, development plans and all other records.

"Capital Stock" will mean the generic term used for equity securities, whether common, preferred or otherwise.

"Client and Customer Agreements" will mean all firm orders from customers for the purchase of goods or services.

(3) "Code" will mean the United States Internal Revenue Code of 1986, as amended.

"IRS" will mean the United States Internal Revenue Service.

(4) "Close" or "Closing" will mean the consummation of the transactions contemplated by this Agreement.

"Closing Date" will mean the date that the Closing takes place.

(5)      "Commission" will mean the United States Securities and Exchange
     Commission.

"Exchange Act" will mean the Securities Exchange Act of 1934, as amended.

"Exchange Act Reports" will mean all reports filed by AmeriNet with the Commission pursuant to the Exchange Act.

"Subsequent Current Reports" will mean AmeriNet's reports on Commission Form 8-K filed after the Subsequent Quarterly Reports but prior to the date of Closing of this Agreement.

"Subsequent Exchange Act Reports" will mean AmeriNet's reports filed with the Commission pursuant to requirements of the Exchange Act after the filing of AmeriNet's report on Commission Form 10-KSB for the year ended June 30, 2000 but prior to the date of Closing on this Agreement.

"Subsequent Quarterly Reports" will mean AmeriNet's reports on Commission Form 10-QSB for the quarterly periods following the filing of AmeriNet's report on Commission Form 10-KSB for the year ended June 30, 2000 but prior to the date of Closing on this Agreement.

"Commercial Software Rights" will mean all license and other rights to use commercially available third party software applications, tools and libraries and documentation pursuant to end-user licenses, including but not limited to "shrink wrapped, off the shelf," commercially available, third party products used by Park City Group.

"Consulting Agreement" will mean the consulting agreement between AmeriNet and Yankees, a copy of which is annexed hereto and made a part hereof as Exhibit 1.1O.

"Contracts" will mean all contracts, agreements, understandings, indentures, notes, bonds, loans, instruments, leases, subleases, mortgages, franchises, licenses, commitments or binding arrangements, express or implied, oral or written, whether or not enforceable.

"Disputed Item(s)" will mean any disputes that are not resolved by reference to specific provisions of this Agreement, without recourse to this Agreement"s dispute resolution procedures.

"Dependent Service Agreements" will mean the Contracts, alliances or joint ventures entered into by Park City Group with third parties for the generation of business for Park City Group or the provision of services, supplies, equipment, media placement, personnel or access to facilities, equipment or time, software or other computer-related items, for the benefit or use of Park City Group's clients or customers.

(6)      "Employee Benefit Plan" will mean any:

         Non-qualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan;

     Qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan;

     Qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan including any Multi-employer Plan as defined in ERISA Section 3[37]); or

     Employee Welfare Benefit Plan.

"Employee Pension Benefit Plan" will have the meaning set forth in ERISA Section 3(2).

"Employee Welfare Benefit Plan" will have the meaning set forth in ERISA Section 3(1).

"ERISA" will mean the Employee Retirement Income Security Act of 1974, as amended.

(a) "Encumbrance" will mean any title defect, mortgage, assignment, pledge, hypothecation, security interest, title or retention agreement, levy, execution, seizure, attachment, garnishment, deemed trust, lien, easement, option, right or claim of others, or charge or encumbrance of any kind whatsoever.

"Permitted Encumbrance" will mean those specific Park City Group Encumbrances detailed in Exhibit 3.1D annexed hereto and made a part hereof, but only to the extent, including duration, amounts and nature specified therein.

(a) "Exchange Agent" will mean the person or entity responsible following the Closing, for issuing and delivering the shares of AmeriNet's common stock to Park City Group's Participants.

"Exchange Shares" will mean the shares of AmeriNet voting common stock to be issued in exchange for the Park City Group's Securities as determined in Section 2.1B.

"Exchange Ratio" will mean the quotient obtained by dividing the Exchange Shares by the number of shares of Park City Group's Securities tendered to AmeriNet.

(a) "GAAP" will mean generally accepted accounting principles, consistently applied, in conformity with the rules and regulations of the Commission.

"GAAS" will mean generally accepted auditing standards, in conformity with the rules and regulations of the Commission.

"Net, Pre-Tax Profits" will mean earnings before taxes, but after deduction of all other expenses, depreciation and amortization, determined in accordance with GAAP.

"Net Tangible Assets" will mean total assets less intangible assets and liabilities, as defined for purposes of Exchange Act Section 3(a)(51) and Rule 3a-51-1(g) promulgated thereunder.

"Governmental Entity" means agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever for any government unit or political subdivision, whether federal, state, county, district, municipal, city or otherwise, and whether now or later in existence.

"Hazardous Waste" will mean any waste, substance or material, in any physical state, designated as hazardous by the United States Environmental Protection Agency under the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et. seq., any regulations promulgated thereunder, or comparable laws or regulations of the state, county or local governmental unit having jurisdiction thereof, or determined under binding judicial decisions thereunder.

(a) "Knowledge" or any derivations or variations thereof, whether in the form of a word or phrase, when used to qualify a representation or warranty, will mean knowledge after reasonable inquiry by a senior executive officer of the legal entity on whose behalf the assertion is made and will include information that such legal entity should have had in the exercise of reasonable diligence.

"Material" or any derivations or variations thereof, whether in the form of a word or phrase when used to qualify a representation or warranty will mean a variance that could have negatively affected a decision by a reasonably prudent person to engage in the transactions contemplated by this Agreement, and will be measured both on the occasion in which such term is referenced as well as on an aggregate basis with other similar matters.

"Substantial Compliance" will mean compliance which the Party for whose benefit or at whose request an act is performed, or for whose benefit or at whose request an act is refrained from could under the circumstances be reasonably expected to accept as full compliance.

"Material Contracts" will mean those Contracts not made in the ordinary course of business that will be performed after the date of this Agreement or that were entered into not more than two years before the date of this Agreement as listed on Exhibit 3.1.H.2 annexed hereto and made a part hereof.

(a) "NASD" will mean the National Association of Securities Dealers, Inc., a Delaware corporation and self regulatory organization registered with the Commission and any of its subsidiaries.

"OTC Bulletin Board" will mean the over the counter electronic securities market operated by the NASD.

(a) "Park City Group's Audited Financial Statements" will mean Park City Group's audited financial statements (balance sheets, income statements and related schedules and footnotes) as of and for the fiscal year ending December 31, 2000 prepared in conformity with GAAP.

"Park City Group's Declarants" will mean Randall K. Fields and Riverview Financial Corp.

"Park City Group's Exhibits" will mean the exhibits referenced by the section designations of this Agreement as to which they apply, and constituting a Material component of this Agreement.

"Park City Group's Financial Statements" will be the collective term for the Park City Group Unaudited Financial Statements, the Park City Group's Audited Financial Statements and Park City Group's Unaudited Balance Sheet.

"Park City Group's Intellectual Property" will mean (i) all United States and foreign patents and patent applications owned or controlled by Park City Group;
(ii) all federal, state, and foreign trademark and service mark registrations and applications with respect to the trademarks and service marks which Park City Group is using, or intends to use, and those trademarks and service marks owned or controlled by Park City Group or licensed to Park City Group for which no application for registration is pending; (iii) all United States copyright registrations and applications owned or controlled by Park City Group or licensed to Park City Group; and (iv) all license and other rights in any third party product, intellectual property, proprietary or personal rights, documentation, or tangible or intangible property, including without limitation the types of intellectual property and tangible and intangible proprietary information described in (i), (ii) or (iii) above, that are in either case owned or held by or on behalf of Park City Group or that are being used in Park City Group's business as it has been or is currently conducted.

"Park City Group's Participants" shall mean the signatories to this Agreement who own Park City Group's Securities. Said participants will own approximately 98% of the issued and outstanding Park City Group's Securities.

"Park City Group's Securities" shall have the meaning used by the Commission for federal securities law purposes which includes, without limitation, all outstanding shares of Park City Group Capital Stock together with all options or rights to acquire Park City Group Capital Stock if such options or rights have an exercise price of less than the number obtained by multiplying $.25 by the Exchange Ratio.

"Park City Group's Securities Holders" shall mean the holders of Park City Group's Securities at the time immediately preceding the Closing.

"Park City Group's Unaudited Financial Statements" will mean Park City Group's unaudited financial statements (balance sheets, income statements and related schedules and footnotes) as of and for the fiscal quarters following December 31, 2000, prepared in conformity with GAAP.

"Park City Group's Schedules" will mean the schedules referenced by the section designations of this Agreement as to which they apply, annexed to this Agreement at the direction of Park City Group's Declarants and constituting a Material component of this Agreement.

"Performance Shares" will mean the shares of AmeriNet voting common stock reserved by AmeriNet at Closing for issuance to Park City Group's Participants based on the performance of Park City Group and its consolidated subsidiaries, as described in Section 2.1A2.

"Permits and Licenses" will mean all government permits, licenses, authorizations, certificates of occupancy and approvals which are possessed by Park City Group.

(a) "Post-Closing Shares" will mean the number of shares of AmeriNet common stock at Closing, as described in Section 2.1B.1.

"AmeriNet Stock Prior to Closing" will mean the outstanding shares of AmeriNet common stock immediately prior to Closing, as described in Section 2.1B.1.

"Principal Executive Officers" will mean all of Park City Group's executive officers who, after the Closing, will hold 3% or more of AmeriNet's common stock.

"Private Placement" shall mean a private placement of up to $5,100,000 in AmeriNet common stock in reliance on Section 4(2) of the Securities Act, to be commenced after execution of this Agreement, with a net of at least $1,000,000 to be raised prior to Closing in cash or notes at the Park City Group's Declarants discretion, with the remainder of the $5,100,000 to be raised subsequent to Closing, the net proceeds of which will be used to provide Park City Group with expansion and growth capital.

(a) "Real Property" will mean all real property rights or ownership interests belonging to Park City Group.

"Leased Realty" will mean all Real Property that is leased, rather than owned in fee simple by Park City Group.

"Reorganization" will mean the effectuation of the acquisition of approximately 98% of the outstanding securities of Park City Group by AmeriNet, as contemplated by this Agreement.

(a) "Tax" or collectively or generically, "Taxes," will mean any and all, state, local or foreign income, gross receipt, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including any tax under Code Section 59a.), custom duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Return" will mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

State Securities Act Exemptions will mean one of the following:

Section 61-1-14(2)(n) of the Utah Uniform Securities Act;

Section 44-1844.A.1 of the Arizona Revised Statutes; or

Section 10-5-9(12) of the Official Code of Georgia Annotated.

(a) "Yankees" will mean the Yankee Companies, Inc., a Florida corporation which has served as AmeriNet's strategic planning consultant and will remain one of AmeriNet's largest stockholders subsequent to Closing.

"Yankees Warrant" means the warrant dated November 23, 1999 related to an option entitling Yankees to purchase 12.5% of AmeriNet's outstanding and reserved Capital Stock.

Additional defined terms are specified in certain sections and subsections below and are characterized by the use of initial letter capitalization.

Rules of Construction:

When a reference is made in this Agreement to schedules or exhibits, such reference will be to a schedule or exhibit to this Agreement unless otherwise indicated.

The words "include," "includes" and "including" when used herein will be deemed in each case to be followed by the words "without limitation."

The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Parties drafting such agreement or document.



                             PLAN OF REORGANIZATION

Reorganization

The Reorganization.

At the Closing on this Agreement all of the Park City Group's Participants will exchange all of their Park City Group's Securities for the Exchange Shares.

In addition to the Exchange Shares, AmeriNet will reserve Performance Shares for potential future issuance to Park City Group's Participants in an amount equal to 35% of the AmeriNet common stock outstanding as of the date the Performance Shares are earned, issuable in annual installments as follows:

         For the year ended December 31, 2001, an amount equal to one half of the Performance Shares if Park City Group together with its consolidated subsidiaries has earned, on an accrual basis in accordance with GAAP, Net, Pre-Tax Profits of not less than $3,000,000; and

     For the year ended December 31, 2002, an amount equal to one half of the Performance Shares if Park City Group together with its consolidated subsidiaries has earned, on an accrual basis in accordance with GAAP, Net, Pre-Tax Profits of not less than $4,200,000.

     In the event that the foregoing Net, Pre-Tax Profits (determined under the accrual method of accounting in compliance with GAAP) are not attained during the time periods set, then:

If the Net, Pre-Tax Profits (determined under the accrual method of accounting in compliance with GAAP) are less than 33% of the required threshold during such subject 12 month period, the Performance Shares for such period will be forfeited;

If the Net, Pre-Tax Profits (determined under the accrual method of accounting in compliance with GAAP) are between 33% and 80% of the required threshold during such subject 12 month period, the Performance Shares for such period and the required threshold will be carried over to the next year, increasing both the aggregate threshold and the aggregate shares attainable for such year;

If the Net, Pre-Tax Profits (determined under the accrual method of accounting in compliance with GAAP) are between 80% and 100% of the required threshold during such subject 12 month period, the Performance Shares for such period will be prorated and the remaining Performance Shares for such period will be carried over to the next year, increasing the aggregate shares attainable for such year; and

In the event of a carry forward into 2003, the required threshold will equal $4,200,000. There will be no carry forwards beyond 2003.

The Exchange Shares and the Performance Shares will be allocated among the Park City Group's Participants in proportion to their holdings of Park City Group's Securities immediately prior to the Closing. For avoidance of doubt, in the event that less than all Park City Group's Securities are tendered for exchange at Closing, the total number of Exchange Shares issuable at Closing shall be equal to the number determined in accordance with Section 2.1B(1), multiplied by a fraction, the numerator being the aggregate number of shares of Park City Group's Securities tendered at Closing, divided by the total number of Park City Group's Securities as of the Closing. The remaining Exchange Shares will be held in reserve for future issuance either to (1) those Park City Group's Security Holders who do not tender their shares pursuant to this Agreement or (2) the Park City Group's Participants one year from the date of Closing.

Shares to Be Issued & Effect on Capital Stock.

Determination.
                  To calculate the number of shares issuable to Park City Group's Participants, use the following formula:

                                            Z = N + X

                  Z = Post-Closing Shares. This number equals the number of shares of AmeriNet common stock at Closing which is equal to the sum of the AmeriNet Stock Prior to Closing and the Exchange Shares.

                  N = AmeriNet Stock Prior to Closing. This number equals all of the outstanding shares of AmeriNet common stock immediately prior to Closing, after the conversion of all AmeriNet debt into AmeriNet Class A Preferred Stock, the conversion of all AmeriNet Class A Preferred Stock into common stock, the exercise of the Yankees Warrant into common stock, the issuance of all shares sold in connection with the Private Placement prior to Closing, the exercise into common stock of all other warrants held by Yankees (except for a warrant to purchase up to 800,000 shares of AmeriNet common stock at an exercise price of $.22 per share), the exercise of all rights to acquire AmeriNet common stock for all such rights that have an exercise price of less than $.25 per share and the deemed exercise of all other rights to acquire AmeriNet common stock. This number will exclude a total of 300,000 shares that may be issued to Jonathan Eichner and Edward Elenson for finders fees.

                  X = Exchange Shares. This number equals 78% of the Post-Closing Shares. This percentage will be reduced by 4% (up to a total of 16%) for every $1 million of unrestricted cash that AmeriNet holds at Closing (up to a total of $4 million) that exceeds the first $1 million (net) in Private Placement funds. Notwithstanding the foregoing, the Park City Group's Declarants may reject any Private Placement subscription offers in their discretion.

Adjustments to Exchange Ratio.

                  The Exchange Ratio will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into AmeriNet common stock or Park City Group's common stock), recapitalization or other like change with respect to AmeriNet's common stock or Park City Group's common stock occurring after the date hereof and prior to the Closing.

Fractional Shares.

                  No fraction of a share of AmeriNet's common stock will be issued, but in lieu thereof each holder of shares of Park City Group's Securities who will otherwise be entitled to a fraction of a share of AmeriNet's common stock (after aggregating all fractional shares of AmeriNet's common stock to be received by such holder) will be entitled to receive a whole share of AmeriNet's common stock.

Exchange of Certificates.

Exchange Agent.

                  Unless modified by written agreement of the Parties prior to the Closing Date, Liberty Transfer Co., Inc., of Huntington, New York, AmeriNet's current transfer agent, will serve as exchange agent (the "Exchange Agent") in the Reorganization.

AmeriNet to Provide Common Stock.

                  In the event that Liberty Transfer Co., Inc., of Huntington, New York, is not the Exchange Agent, then promptly after the Closing AmeriNet will make available to the Exchange Agent for exchange in accordance with the provisions of this Article II the shares of AmeriNet's common stock issuable pursuant to
                  Section 2.1A.

Exchange Procedures.

         All certificates for shares of Park City Group's Securities owned by the Park City Group's Participants will be tendered to AmeriNet at the Closing, with medallion signature guarantees or otherwise in proper form for immediate transfer to the order of AmeriNet, whereupon AmeriNet will issue instructions to the Exchange Agent to issue shares of AmeriNet's common stock, in the quantities and names set forth in Exhibit 2.1C.

     The AmeriNet Shares will be issued to the order of the Park City Group's Participants, subject to verification of directions and authorizations, as follows:

At the Closing, AmeriNet will deliver to the Park City Group's Declarants an original directive comprised of a cover letter to AmeriNet's transfer agent directing it to issue the Exchange Shares at AmeriNet's expense, a corporate resolution authorizing and directing the issuance of the Exchange Shares and an opinion of counsel to AmeriNet, directed to AmeriNet's transfer agent, authorizing the issuance of the Exchange Shares, which Park City Group's Declarants will cause to be delivered to AmeriNet's transfer agent.

Within ten days after delivery of the AmeriNet audit on which the number of the Performance Shares will be based, by AmeriNet's auditors to AmeriNet, AmeriNet will deliver to Park City Group's Declarants an original directive comprised of a cover letter to AmeriNet's transfer agent directing it to issue the Performance Shares called for at AmeriNet's expense, a corporate resolution authorizing and directing the issuance of the Performance Shares and an opinion of counsel to AmeriNet, directed to AmeriNet's transfer agent, authorizing the issuance of the Performance Shares which Park City Group's Declarants will cause to be delivered to AmeriNet's transfer agent.

Transfers of Ownership.

                  If any certificate for shares of AmeriNet's common stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to AmeriNet or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for shares of AmeriNet's common stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of AmeriNet or any agent designated by it that such Tax has been paid or is not payable.

No Liability.

                  Notwithstanding anything to the contrary in this Section 2.1C, neither the Exchange Agent, AmeriNet, Park City Group nor any other Party will be liable to a holder of shares of AmeriNet's common stock or Park City Group's Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Certificates.

         In the event any certificates evidencing shares of Park City Group's Securities have been lost, stolen or destroyed, the Park City Group's Participants will work with Park City Group's transfer agent or share registrar, prior to the Closing, to have issued in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Park City Group's Securities as may have been required pursuant to Section 2.1; provided, however, that AmeriNet may, in its discretion and as a condition precedent to the issuance of the shares of its common stock to be exchanged therefor, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against AmeriNet or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

Tax Consequences and Accounting Treatment.

It is intended by the Parties that the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and the Parties agree that if modification of the terms of this Agreement in a non-material manner to attain such qualification is necessary, they will negotiate in good faith to make such required modifications.

The Parties intend for this transaction to qualify for accounting treatment as a reverse acquisition and agree to take all reasonable steps necessary, including agreeing to reasonable, non Material modifications of the provisions of this Agreement in order to attain such treatment.

Taking of Necessary Action & Further Action.

As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the Parties will cause the Reorganization to be consummated by effecting the exchange of the tendered Park City Group's Securities for the Exchange Shares.

At the Closing, the effect of the Reorganization will be that Park City Group will have become a consolidated subsidiary of AmeriNet and that the Park City Group's Participants will have become stockholders of AmeriNet, with no further rights, title or interest in Park City Group, other than indirectly as stockholders of AmeriNet.

If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the Park City Group's Participants and the officers and directors of AmeriNet are fully authorized in the name of their corporation or otherwise to take, and will take, all such lawful and necessary action.

Unregistered Status of AmeriNet Stock to Be Issued:

         The Exchange Shares and the Performance Shares (collectively hereinafter referred to as the "AmeriNet Shares") will be issued to the Park City Group's Participants without registration under the Securities Act in reliance on the exemptive provisions of Section 4(2) thereof pertaining to non-public offerings limited solely to Accredited Investors, and in compliance with the State Securities Act Exemptions, compliance with which is predicated on the following representations and warranties by the Park City Group's
Participants:

Each of Park City Group's Participants has had access through the Commission's Internet web site at www.sec.gov, in the EDGAR Archives sub-cite, to all of AmeriNet's reports filed with the Commission during the past two fiscal years, has reviewed all such reports and has, either directly or through a representative, been granted access to all of AmeriNet's officers and directors, and to all officers and directors of AmeriNet's operating subsidiaries, for purposes of providing all disclosure required under applicable federal and state securities laws in conjunction with the exchange contemplated by this Agreement.

Each of Park City Group's Participants has been advised that:

The securities to be issued by AmeriNet in exchange for Park City Group's Securities have not been registered under the Securities Act, the Exchange Act or any comparable state securities laws, but rather, are being issued in reliance on the exemption from registration under the Securities Act provided by
Section 4(2) thereof;

All certificates for the shares of AmeriNet's common stock will bear legends restricting any transactions therein, directly or indirectly, unless they are first registered under applicable federal and state securities laws or the proposed transaction is exempt from such registration requirements, and such facts are demonstrated to the satisfaction of AmeriNet and its legal counsel, based on such third party legal opinions, affidavits and transfer agency procedures as AmeriNet will reasonably require or have in place generally;

AmeriNet's transfer agent has been instructed to decline transfers of certificates for the shares of AmeriNet's common stock to be issued pursuant to this Agreement unless the foregoing requirements have been met and have been confirmed as having been met by a duly authorized officer of AmeriNet.

Each of Park City Group's Participants has independently determined through his, her or its own legal counsel, that all requirements of Park City Group's state of domicile for the issuance of the shares of AmeriNet's common stock called for by this Agreement have been met, or will have been met, prior to Closing, by such legal counsel acting on behalf of the Parties to this Agreement, other than in conjunction with the post-Closing filing requirements with the Commission and any state securities divisions, as specified in Section 4.1B.



                          REPRESENTATIONS & WARRANTIES

Park City Group

         As a Material inducement to AmeriNet's entry into this Agreement and exchange of AmeriNet common stock for the Park City Group's Securities, the Park City Group's Declarants hereby acknowledge, represent and warrant that, to the best of their Knowledge, except as specifically disclosed in individual exhibits relating to this Section 3.1 annexed hereto and made a part hereof (the "Park City Group's Warranty Exceptions") or pursuant to subsequent notice given pursuant to Section 4.1C:

Other Agreements

         Other than customer agreements and contracts that are entered into in the normal course of business or otherwise disclosed in Exhibit 3.1.H.2, Park City Group is not a party to any Material contract, agreement, understanding or instrument nor are any of its assets or operations subject to any Material contract, agreement, understanding or instrument.

Park City Group's Capital Structure.

The authorized Capital Stock of Park City Group consists of 40,000,000 shares of common stock, $.00002 per share par value, and 10,000,000 shares of "blank check" preferred stock, $0.01 par value per share.

There are 25,880,136 shares of Park City Group's common stock issued, all of which are outstanding, held by the persons, and in the amounts, set forth on
Exhibit 3.1.B.2. As of May 23, 2001, none of Park City Group's preferred stock is issued and outstanding, however, certain Park City Group debt holders have rights to convert their debt into shares of preferred stock at any time.

All outstanding shares of Park City Group Capital Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the articles of incorporation or bylaws of Park City Group or any agreement to which Park City Group is a party or is bound.

Except as set forth on Exhibit 3.1.B.4, Park City Group has no securities reserved for issuance for any purpose, there being no other obligations directly or indirectly obligating Park City Group to issue any of its securities to any person for any purpose. There are no other options, warrants, calls, rights, commitments or agreements of any character to which Park City Group is a party or by which it is bound obligating Park City Group to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the Park City Group Capital Stock or obligating Park City Group to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There is no present intention to issue additional shares of Park City Group so as to cause AmeriNet to lose "control" of Park City Group within the meaning of Section 368(c) of the Code.

Real Property

Park City Group does not currently own, have right or title to any Real
Property;

All Leased Realty is currently held by Park City Group pursuant to a valid and binding lease. The subject lease is currently in good standing and without defaults, subject to no Material zoning restrictions, liens or encumbrances, except for the Acceptable Liabilities and Permitted Encumbrances set forth on
Exhibit 3.1.D.

Title to Assets

         Park City Group has good, valid and marketable title to all of its assets or operations, subject to no mortgage, pledge, lien, encumbrance, security interest or charge, except for the Permitted Encumbrances and Acceptable Liabilities listed in Exhibit 3.1.D.

Taxes & Other Returns and Reports

Tax Returns and Audits.

         Park City Group has accurately prepared and filed all required federal, state, local and foreign Tax Returns, relating to any and all Taxes relating or attributable to Park City Group or its operations.

     The Tax Returns are true and correct in all Material respects and have been completed in accordance with applicable law in all Material respects.

     Park City Group has paid all Taxes required to be paid with respect to such Returns and has withheld with respect to its employees all federal and state income Taxes, FICA, FUTA and other Taxes it is required to withhold.

     The accruals for Taxes on the books and records of Park City Group are sufficient to discharge the Taxes for all periods (or the portion of any period) ending on or prior to the Closing Date.

     Except as set forth in Exhibit 3.1.E, Park City Group is not currently delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, proposed or assessed against Park City Group, nor has Park City Group executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

     (1) No audit or other examination of any Tax Return of Park City Group is presently in progress.

Except as set forth in Exhibit 3.1.E, Park City Group does not have any liabilities for unpaid federal, state, local and foreign Taxes, whether asserted or unasserted, known or unknown, contingent or otherwise and Park City Group's Participants have no Knowledge of any basis for the assertion of any such liability attributable to Park City Group, or its respective assets or operations.

Except as set forth in Exhibit 3.1.E, Park City Group has never been required to join with any other entity in the filing of a consolidated Tax Return for federal Tax purposes or a consolidated or combined return or report for state Tax purposes.

         Except as set forth in Exhibit 3.1.E, Park City Group is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

     There are (and as of immediately following the Closing Date there will be) no liens on the assets of Park City Group relating to or attributable to Taxes.

     The Park City Group's Declarants have no Knowledge of any basis for the assertion of any Tax claim which, if adversely determined, would result in liens on the assets of Park City Group.

     None of the assets of Park City Group is treated as "Tax-exempt use property" within the meaning of Section 168(h) of the Code.

     There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Park City Group that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 162 or 404 of the Code.

Park City Group is not a party to any action or proceeding by any governmental authority for assessment or collection of taxes, or for failure to file other governmentally required reports.

No claim for assessments has been asserted against its assets or operations, nor, to the best of the Park City Group's Declarants' Knowledge, are any assessments affecting its assets or operations currently contemplated.

Except as set forth on Exhibit 3.1.E, there are no security interests affecting Park City Group's assets or operations or any component thereof that arose in connection with any failure (or alleged failure) to pay any Tax, and Park City Group has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee employed by Park City Group, independent contractor, creditor, or other third party with respect to Park City Group.

Corporate Matters

Park City Group is, as of the date of this Agreement, a validly existing corporation organized pursuant to the laws of the State of Delaware, with all legal and corporate authority and power to conduct its business (as now conducted and as proposed to be conducted) and to own its properties, and possesses all necessary permits and licenses required in connection with the conduct of its business.

The conduct of Park City Group's business is in Material compliance with all applicable federal, state and local governmental statutes, rules, regulations, ordinances and decrees currently in force and known.

The consummation of the transactions herein contemplated and compliance with the terms of this Agreement will not conflict with or result in a Material breach in any of the terms or provisions of, or constitute a Material default under, Park City Group's governing instruments (e.g., certificate of incorporation or bylaws, as amended); any indenture, other agreement or instrument to which Park City Group or the Park City Group's Declarants are a party or by which Park City Group or its assets are bound; or, any applicable law, regulation, judgment, order or decree of any governmental instrumentality or court, domestic or foreign, having jurisdiction over Park City Group, its securities or its properties.

Except as set forth in Exhibit 3.1.F, Park City Group has no subsidiaries or affiliated companies nor does it otherwise own any shares of stock or any interest in, or control, directly or indirectly, any other limited liability company, company, corporation, partnership, association, joint venture or business entity.

To the Park City Group's Declarant's knowledge, the minute books of Park City Group made available to counsel for AmeriNet contain a complete and accurate summary of all meetings of directors and stockholders since the time of organization and reflect all transactions referred to in such minutes accurately in all Material respects.

Employees

Park City Group has not experienced any significant difficulties with the recruitment of employees or with the management of any of its employees beyond that which similarly situated companies in its market have experienced, nor do the Park City Group's Declarants have any Knowledge that any such difficulties are likely to arise in the future;

         (i) None of Park City Group's employees is subject to any collective bargaining or union agreement.

There are no existing representation questions pertaining to any employees of Park City Group nor to the Park City Group's Declarants' Knowledge are there any organizational efforts with respect to any employees of Park City Group.

Park City Group's Declarants have no Knowledge that any of Park City Group's employees will not agree to continue their employment with Park City Group after Closing.

Except as set forth on Exhibit 3.1.B.4 (3), the Park City Group's Declarants have no Knowledge that any of Park City Group's employees have any potential claims against Park City Group or its predecessors or successors in interest based on any matters whatsoever, including, without limitation, violations of equal employment laws, occupational health and safety standards, pension or benefit protection laws or any other legally protected rights.

Employee Benefits.

         Exhibit 3.1.G.5 attached hereto lists each Employee Benefit Plan that Park City Group maintains or to which Park City Group contributes for persons employed by Park City Group.

(a) To the best of the Park City Group's Declarants' Knowledge: all Employee Plans are in compliance in all material respects with the requirements prescribed by any and all applicable statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or beneficiaries or the Department of Labor, the IRS or the Secretary of the Treasury), and Park City Group has performed in all material respects all obligations required to be performed by it under, is not in default under or violation of, and has no knowledge of any default or violation by any other party to, any of the Employee Plans;

Each Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code either has received a favorable determination letter with respect to each such Employee Plan from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a determination letter and to make any amendments necessary to obtain a favorable determination;

No Employee Plan is or within the prior six years has been subject to, and Park City Group has not incurred and does not expect to incur any liability under, Title IV of ERISA or Section 412 of the Code; and

(a) Each Employee Plan has been maintained in substantial compliance with its terms, and all contributions, premiums or other payments due from Park City Group or any of its subsidiaries to (or under) any such Employee Plan have been fully paid or adequately provided for on the audited Park City Group's Financial Statements for the most recently ended fiscal year.

To the best of the Park City Group's Declarants' Knowledge, all accruals thereon (including, where appropriate proportional accruals for partial periods) have been made in accordance with generally accepted accounting principles consistently applied on a reasonable basis.

There has been no amendment, written interpretation or announcement (whether or not written) by Park City Group with respect to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such plans or arrangements, individually or in the aggregate, above the level of expense incurred with respect thereto for the most recently-ended fiscal year.

Material Contracts and Other Commitments

To the best of Park City Group's Declarants' Knowledge, Park City Group does not currently have any outstanding work orders or Dependent Service Agreements.

Exhibit 3.1.H.2 sets forth a complete and correct list of all of the Material Contracts not included elsewhere in exhibits to this Section 3.1.

         Except as set forth in Exhibit 3.1.H.2, Park City Group has not received notice from any person who is a party to any Material Contract, and the Park City Group's Declarants have no reason to believe, that Park City Group is in default of any of the terms, conditions or provisions of any Material Contract.

     Each Material Contract is valid, binding and enforceable in accordance with its terms, and no condition exists that (with the passage of time, the giving notice, or both) would lead to a default with respect to, or permit any party thereto to terminate, accelerate or amend any such agreement, and Park City Group has performed in all Material respects all of its obligations under each Material Contract in accordance with its terms.

     Except as specifically disclosed in Exhibit 3.1.H.2, Park City Group does not have, is not a party to nor is it bound by:

Any collective bargaining agreements;
Any agreements that contain any unpaid severance liabilities or obligations;

Any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

Any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson or consulting or sales agreement, contract or commitment with a firm or other organization, not terminable by Park City Group on thirty days notice without liability, except to the extent general principles of wrongful termination law may limit Park City Group's ability to terminate employees at will;

Any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

Any fidelity or surety bond or completion bond;

Any lease of personal property having a value individually in excess of $10,000;

Any agreement of indemnification or guaranty not entered into in the ordinary course of business;

Any agreement, contract or commitment containing any covenant limiting the freedom of Park City Group to engage in any line of business or compete with any person;

Any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $10,000 in any single instance or $50,000 in the aggregate;

Any agreement, contract or commitment relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

Any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

Any purchase order or contract for the purchase of raw materials or acquisition of assets involving $10,000 or more in any single instance or $50,000 or more in the aggregate;

Any construction contracts;

Any distribution, joint marketing or development agreement;

Any other agreement, contract or commitment which involves $10,000 or more in any single instance or more than $50,000 in the aggregate and is not cancelable without penalty within thirty (30) days other than standard end-user licenses of Park City Group's products and services in the ordinary course of business consistent with past practice, or

Any agreement which is otherwise material to Park City Group's business.

Assignability of Material Contracts

                  Except as disclosed on Exhibit 4.3.C, and except where failure to obtain a consent would not have a material adverse effect on the Park City Group's business, Park City Group has all of the consents or approvals of the other contracting party to any Material Contract that are necessary for the consummation of the transactions contemplated herein.

Product Warranties

         No event is known to have occurred that may give rise to liability on the part of Park City Group in respect of any claim that any of the products produced or sold or services provided by or on the part of Park City Group is not or was not at the time of such occurrence:

In compliance in all Material respects with all applicable federal, state, local and foreign laws and regulations; or

Is not or was not at the time of such occurrence fit for use, and does not or did not conform in all Material respects to any promises or affirmations of fact made on the container or labels for such product or in connection with its sale.

         No event is known to have occurred that may give rise to liability on the part of AmeriNet based on any claim that there is or was at the time of such occurrence any design defect with respect to any of such products or that any of such products fails or failed to contain adequate warning, presented in a reasonably prominent manner, in accordance with applicable laws and current industry practice with respect to its contents and use, or that any such product fails to meet contract specifications.

Advertising

                  To the best of the Park City Group's Declarants' Knowledge, neither any advertising by Park City Group nor any promotional material used by Park City Group at any time has contained any Material untrue or misleading statements or claims with respect to the products or services of Park City Group.

Binding Agreements & No Default

                  Each of the contracts, agreements and other instruments shown on the Exhibits and Schedules referred to in this Agreement to which Park City Group is a party is a legal, binding and enforceable obligation in favor of or against Park City Group (assuming that such contracts, agreements and instruments are binding on all other parties thereto, Park City Group having no reason to believe that they are not), in accordance with its terms, and no party with whom Park City Group has an agreement or contract is, to the Park City Group's Declarants' Knowledge, in default thereunder or has breached any Material terms or provisions thereof (subject to all applicable bankruptcy, insolvency, reorganization and other laws applicable to creditors' rights and remedies and to the exercise of judicial discretion in accordance with general principles of equity).

Distribution Agreements

                  No third party or parties have the right to distribute Park City Group's products or to market its services.

Insurability

Park City Group knows of no impediments to obtaining hazard and liability insurance covering its assets or operations, at commercially reasonable insurance rates, nor do the Park City Group's Declarants have any Knowledge that such insurance, at such rates, will not be obtainable by AmeriNet in the future.

Exhibit 3.1.I.2 lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, software errors and omissions, employees, officers and directors of Park City Group as well as all claims made under any insurance policy by Park City Group in the past three years.

There is no claim by Park City Group pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

All premiums payable under all such policies and bonds have been paid and Park City Group is otherwise in compliance in all material respects with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).

Such policies of insurance and bonds are of the type and in amounts customarily carried by persons conducting businesses similar to those of Park City Group.

Park City Group does not know of any threatened termination of or material premium increase with respect to any of such policies.

To the best of the Park City Group's Declarants' Knowledge, Park City Group has never been denied insurance coverage nor has any insurance policy of Park City Group ever been canceled for any reason.

Intellectual Property Rights

All Park City Group Intellectual Property (excluding Commercial Software Rights) is identified on Exhibit 3.1.J.

Except as set forth on Exhibit 3.1.J, Park City Group is the sole and exclusive owner of the entire and unencumbered right, title, and interest in and to each of the patents, registered service marks, trademarks, and copyrights listed on the attached Exhibit 3.1.J, free and clear of any liens, charges and encumbrances, including pledges, assignments, licenses, shop rights and covenants by debtor not to sue third persons.

To the Park City Group's Declarants' Knowledge, each of the patents and registered service marks, trademarks and copyrights listed on the attached
Exhibit 3.1.J is valid and enforceable, and the Park City Group's Declarants are not aware of any present claim by any third party that any of such patents, service marks, trademarks or copyrights are invalid or unenforceable, or that the use of any such patents, service marks, trademarks or copyrights violates the rights of any third person, or of any basis for any such claims.

Park City Group has all rights in the Park City Group Intellectual Property reasonably necessary to carry out Park City Group's current business activities and has or has had all rights in Park City Group Intellectual Property reasonably necessary to carry out Park City Group's former business activities.

To the best Knowledge of the Park City Group's Declarants, there are no claims by any person against Park City Group, nor to the knowledge of the Park City Group's Declarants are there any valid grounds for any bona fide claims, to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed by Park City Group infringes on any US registered copyright, US patent, US registered trade mark or service mark or misappropriates a third party trade secret.

Park City Group has not entered into any agreement to indemnify any other person against any charge of infringement of any Park City Group's Intellectual Property Right.

Each current and former employee of and consultant to Park City Group having access to confidential information has signed a form of the agreement set forth on Exhibit 3.1.J.7 pursuant to which such employees and consultants are required to keep such information in confidence.

Legal & Regulatory Matters

To the best Knowledge of the Park City Group's Declarants, Park City Group holds, and is in compliance in all Material respects with, all licenses, permits, and authorizations necessary for the conduct of Park City Group's business pursuant to applicable statutes, laws, ordinances, rules, regulations, codes, or any law of any governmental body, agency, commission, or unit to which Park City Group may be subject, including compliance with waste and hazardous waste disposal, the failure of which would have a Material adverse effect on Park City Group.

Park City Group has not received any notices:

         From any city, village or other governmental authority of, and the Park City Group's Declarants have no Knowledge of the basis of, any zoning, building, fire or health code violations in respect to the Real Property that have not been heretofore corrected.

     Of any alleged violation of any statute, order, rule, regulation or requirement in connection with the operation of Park City Group.

Except as set forth on Exhibit 3.1.K:

         There are no actions, suits or proceedings pending, or, to the Park City Group's Declarants' Knowledge, threatened or anticipated before any court or governmental or administrative body or agency affecting Park City Group; and

     Park City Group is not presently subject to any injunction, order or other decree of any court of competent jurisdiction.

Books, Records & Results

To the best of the Park City Group's Declarants' Knowledge, Park City Group's Books and Records (including customer order files and employment records) are complete, true and correct in all Material respects.

Park City Group has consolidated all operations of its affiliates and related business enterprises permitting consolidation of their financial statements pursuant to GAAP.

Park City Group's Financial Statements

Exhibit 3.1.M includes Park City Group's Audited Financial Statements as of and for the years ending December 31, 1999 and 2000.

Park City Group's Financial Statements are complete and correct in all Material respects and have been prepared in accordance with GAAP throughout the periods indicated.

Park City Group's Financial Statements present fairly the financial condition and operating results of Park City Group as of the dates and during the periods indicated therein, subject to normal year-end audit adjustments.

Park City Group's Financial Statements have been audited by independent public accountants who are members in good standing of the American Institute of Certified Public Accountants' Securities Practice Section, and comply with the requirements for material acquisitions under Commission Regulation SB in a manner permitting AmeriNet to comply with its obligation under the Securities Act and the Exchange Act in conjunction therewith.

Since the date of Park City Group's Financial Statements and through the date of this Agreement, with the exception of the (1) Cooper Fields LLC transaction described on Exhibit 3.1.F or (2) transactions described elsewhere in the Exhibits to Section 3.1, there has not been, occurred or arisen any:

    Transaction by Park City Group except in the ordinary course of business as conducted on that date;

     Capital expenditure by Park City Group, either individually or in the aggregate, exceeding $250,000;

     Destruction, damage to, or loss of any assets (including without limitation intangible assets) of Park City Group (whether or not covered by insurance), either individually or in the aggregate, exceeding $250,000;

     Labor trouble or claim of wrongful discharge, sexual harassment or other unlawful labor practice or action;

     Change in accounting methods or practices (including any change in depreciation or amortization policies or rates, any change in policies in making or reversing accruals, or any change in capitalization of software development costs) by Park City Group;

     Declaration, setting aside, or payment of a dividend or other distribution in respect to the shares of Park City Group, or any direct or indirect redemption, purchase or other acquisition by Park City Group of any of its shares;

     Increase in the salary or other compensation payable or to become payable by Park City Group to any of its officers, directors or employees, or the declaration, payment, or commitment or obligation of any kind for the payment, by Park City Group, of a bonus or other additional salary or compensation to any such person;

     Acquisition, sale or transfer of any asset of Park City Group except in the ordinary course of business;

     Formation, amendment or termination of any Material contract or license to which Park City Group is a party, other than termination by Park City Group pursuant to the terms thereof;

     Loan by Park City Group to any person or entity, or guaranty by Park City Group of any loan except for expense advances in the ordinary course of business consistent with past practice;

     Waiver or release of any Material right or claim of Park City Group, including any write-off or other compromise of any Material account receivable of Park City Group;

     The notice or, to the Park City Group's Declarants' Knowledge, commencement or threat of commencement of any governmental proceeding against or investigation of Park City Group or its affairs;

     Other event or condition of any character that has or would, in Park City Group's reasonable judgment, be expected to have a Material adverse effect on Park City Group;

     Issuance, sale or redemption by Park City Group of any of its shares or of any other of its securities other than issuances of shares of common stock pursuant to outstanding options and warrants; or

     Change in pricing or royalties set or charged by Park City Group except for discounts extended in the ordinary course of business consistent with past practice.

Restrictions on Business Activities

         There is no agreement (assuming the parties thereto other than Park City Group performed their respective obligations thereunder as required), judgment, injunction, order or decree binding upon Park City Group which has or could reasonably be expected to have the effect of materially prohibiting or materially impairing any business practice of Park City Group, any acquisition of property by Park City Group or the conduct of business by Park City Group as currently conducted or as currently proposed to be conducted.

Interested Party Transactions

         Except as disclosed on Exhibit 3.1.O, to the best Knowledge of the Park City Group's Declarants, no officer, director or stockholder of Park City Group (nor any parent, sibling, descendant or spouse of any of such persons, or any trust, partnership, corporation or other entity (provided, that ownership of no more than one percent of the outstanding voting stock of a publicly traded corporation will not be deemed an "interest in any entity" for purposes of this Section 3.1.O) in which any of such persons has or has had an interest), has or has had, directly or indirectly:

An interest in any entity which furnished or sold, or furnishes or sells, services or products which Park City Group furnishes or sells, or proposes to furnish or sell;

Any interest in any entity which purchases from or sells or furnishes to, Park City Group, any goods or services.

Liabilities

         Except for the Acceptable Liabilities, Park City Group does not have any Material liabilities or obligations of any nature, whether accrued, absolute, contingent, inchoate or otherwise.

Accuracy of Representations and Warranties

No representation, warranty, or statement of the Park City Group's Declarants omits or will omit to state any Material fact necessary to make such representation, warranty, or statement in this Agreement accurate and not misleading in any Material respect.

The copies of all instruments, agreements, or other documents and written information relating to Park City Group delivered to AmeriNet by the Park City Group's Declarants pursuant to or in connection with this Agreement are or will be complete and correct in all Material respects as of the date of this Agreement, subject to changes made in the ordinary course of business or matters disclosed in Section 4.1.C.

AmeriNet:

         As a Material inducement to the Park City Group's Participants exchange of their securities for shares of AmeriNet's common stock as contemplated by this Agreement, AmeriNet hereby acknowledges, represents and warrants that, except as specifically disclosed in individual exhibits relating to this Exhibit
3.2 annexed hereto and made a part hereof ("AmeriNet's Warranty Exceptions").

Corporate Requirements

AmeriNet is, as of the date of this Agreement, a validly existing corporation, organized and in good standing pursuant to the laws of the State of Delaware, with all legal and corporate authority and power to conduct its business (as now conducted and as proposed to be conducted) and to own its properties, and, possesses all necessary permits and licenses required in connection with the conduct of its business. The copies of the certificate of incorporation and bylaws of Amerinet previously furnished to the Park City Group's Participants are correct and complete and reflect all amendments thereto.

The conduct of AmeriNet's business is in Material compliance with all applicable federal, state and local governmental statutes, rules, regulations, ordinances and decrees.

The execution and delivery of this Agreement by AmeriNet has been duly authorized by all required corporate action, and, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement will not conflict with or result in a Material breach in any of the terms or provisions of, or constitute a Material default under, the certificate of incorporation or bylaws of AmeriNet, as amended; any indenture, other agreement or instrument to which AmeriNet or its members are a party or by which AmeriNet or its assets are bound; or, any applicable law, regulation, judgment, order or decree of any governmental instrumentality or court, domestic or foreign, having jurisdiction over AmeriNet.

AmeriNet has the full legal right and power and all authority and approval required by law to enter into this Agreement; all required consents to this transaction have been obtained by AmeriNet; AmeriNet has complied with all corporate requirements for execution and closing on this transaction; and this Agreement constitutes the legal, valid and binding obligation of AmeriNet, enforceable against it in accordance with the terms hereof.

Capital Structure

   (i) The authorized Capital Stock of AmeriNet consists of 30,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share, the attributes of which are to be determined on a case by case basis by AmeriNet's board of directors; however, at the last annual meeting of AmeriNet's stockholders, AmeriNet's board of directors was authorized to increase AmeriNet's authorized capitalization on a graduated basis, as required to provide Capital Stock for acquisition purposes while minimizing otherwise applicable Delaware corporate franchise taxes; consequently, immediately prior to Closing, AmeriNet's certificate of incorporation will be amended to increase its authorized common stock as required to permit AmeriNet to comply with its obligations under this Agreement.

     As of May 23, 2001, AmeriNet had 14,655,522 shares of common stock and 442,783 shares of Class A Preferred Stock issued and outstanding, the attributes of the AmeriNet's Class A Preferred Stock being as described in AmeriNet's Exchange Act Reports.

     As of May 23, 2001, AmeriNet had reserved 15,283,416 shares of common stock (excluding those issuable pursuant to the terms of this Agreement) for issuance upon conversion of Class A Preferred Stock or pursuant to existing options and warrants.

     Except as set forth on Exhibit 3.2.B, there are no options, warrants, calls, rights, commitments or agreements of any character to which AmeriNet is a party or by which it is bound obligating AmeriNet to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the Capital Stock of AmeriNet or obligating AmeriNet to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. All outstanding option plans, options, and other rights to purchase AmeriNet common stock are in compliance with all applicable laws.

All of AmeriNet's shares of common and preferred stock have been duly authorized, and all of the issued and outstanding AmeriNet shares have been validly issued, are fully paid and nonassessable, are not subject to preemptive or similar rights, and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof.

The shares of AmeriNet's common stock to be issued pursuant to the Reorganization will be duly authorized, validly issued, fully paid, and nonassessable.

Except as set forth on Exhibit 3.2B4, AmeriNet has no registration rights outstanding.

Securities Disclosure & Financial Statements

AmeriNet's reports filed with the Commission pursuant to its obligations under
Section 12(g) of the Exchange Act are publicly available at the EDGAR archives on the Commission"s Internet website located at www.sec.gov. Since 1965, Amerinet has duly filed with the Commission all reports required to be so filed in compliance with all securities laws, and all such reports are materially accurate, as modified by subsequent reports filed, and include:

         Narrative disclosure of all applicable Material items called for by Commission Regulation SB;

     Exhibits called for by Commission Regulation SB, including AmeriNet's current certificate of incorporation and bylaws and all of AmeriNet's Material Contracts.

     AmeriNet's Audited Financial Statements for the years ended June 30, 2000 and June 30, 1999, as well as unaudited quarterly reports for each calendar quarter following the last audited financial statements, all of which have been prepared according to GAAP.

         (i) The information supplied by AmeriNet for inclusion in the Current Report on Form 8-K pertaining to this Reorganization will not contain any statement which, at such time and in light of the circumstances under which it will be made, is false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not false or misleading.

     If at any time prior to the Closing Date any event relating to AmeriNet or any of its affiliates, officers or directors should be discovered by AmeriNet which should be set forth in a current report on Form 8-K, AmeriNet will promptly inform the Park City Group's Participants.

     Notwithstanding the foregoing, AmeriNet makes no representation or warranty with respect to any information supplied by the Park City Group's Declarants which is contained in any of the foregoing documents.

         (i) The AmeriNet Financial Statements present fairly the financial condition and operating results of AmeriNet as of the dates and during the periods indicated therein, subject to normal year-end audit adjustments, which will not be Material in the aggregate.

     The AmeriNet Financial Statements have been audited by independent public accountants who are members in good standing of the American Institute of Certified Public Accountants' Securities Practice Section, and comply with the requirements for material acquisitions under Commission Regulation SB in a manner permitting AmeriNet to comply with its obligation under the Securities Act and the Exchange Act in conjunction therewith.

     Since the date of the AmeriNet Financial Statements or except as set forth on Exhibit 3.2.C.3., there has not been, occurred or arisen any:

     Material adverse change in the assets, financial condition or operating results of AmeriNet;

     Transaction by AmeriNet except in the ordinary course of business as conducted on that date;

     Capital expenditure by AmeriNet, either individually or in the aggregate, exceeding $5,000;

Destruction, damage to, or loss of any assets (including without limitation intangible assets) of AmeriNet (whether or not covered by insurance), either individually or in the aggregate, exceeding $5,000;

Labor trouble or claim of wrongful discharge, sexual harassment or other unlawful labor practice or action;

Change in accounting methods or practices (including any change in depreciation or amortization policies or rates, any change in policies in making or reversing accruals, or any change in capitalization of software development costs) by AmeriNet;

Declaration, setting aside, or payment of a dividend or other distribution in respect to the Capital Stock of AmeriNet, or any direct or indirect redemption, purchase or other acquisition by AmeriNet of any of its Capital Stock;

Except as contemplated in this Agreement, sale or issuance of any AmeriNet Capital Stock or options, warrants or other rights to acquire AmeriNet Capital Stock;

Mortgage, pledge, lien, charge or other encumbrance against AmeriNet's assets;or

Negotiation or agreement by AmeriNet to do any of the things described in the preceding clauses (1) through (9) other than negotiations with the Park City Group's Participants and their representatives regarding the transactions contemplated by this Agreement.

Except as set forth on Exhibit 3.2.C.4, there are no currently outstanding comment letters from the Commission that have not been responded to and complied with.

Authority

Authority Generally.

         AmeriNet has the full right, power and authority to execute and deliver this Agreement and to perform AmeriNet's obligations hereunder.

     Without limiting the generality of the foregoing, AmeriNet's board of directors has duly authorized the execution, delivery, and performance of this Agreement by AmeriNet.

     The Agreement constitutes the valid and legally binding obligation of AmeriNet, enforceable in accordance with its terms and conditions, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally.

Non-contravention.

          Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including any necessary assignments and/or acceptances) will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, Governmental Entity, or court to which AmeriNet is subject or any provision of AmeriNet's certificate of incorporation or bylaws, or conflict with, result in a breach or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which AmeriNet is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice, would not have a Material adverse effect on the financial condition of AmeriNet taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

Legal & Regulatory Matters

The operations of AmeriNet have been conducted in compliance with all applicable laws and regulations of foreign, federal, state and local governmental authorities.

AmeriNet holds, and is in compliance in all Material respects with, all licenses, permits, and authorizations necessary for the conduct of AmeriNet's business pursuant to applicable statutes, laws, ordinances, rules, regulations, codes, or any law of any governmental body, agency, commission, or unit to which AmeriNet may be subject, the failure of which would have a Material adverse effect on AmeriNet. AmeriNet is not now nor has it ever been subject to the Investment Company Act of 1940.

AmeriNet has not received any notices:

         From any city, village or other Governmental Entity of, and AmeriNet has no Knowledge of the basis of, any zoning, building, fire or health code violations by AmeriNet that have not been heretofore corrected.

     Of any alleged violation of any statute, order, rule, regulation or requirement in connection with the operation of AmeriNet.

No order, permission, consent, approval, license, authorization, registration or validation of, or filing with, or exemption by any Governmental Entity, commission, board or public authority, or any other person is required to authorize, or is required in connection with, the execution, delivery or performance by AmeriNet of this Agreement, or any other agreement or instrument to be executed or delivered by AmeriNet herewith.

AmeriNet is not subject to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return, report or declaration required to be filed with any Governmental Entity to which it is subject, which violations or defaults, individually or in the aggregate, would have a Material adverse effect on AmeriNet.

     (i) There has not been, as of the date hereof, any "release" (as defined in 42 U.S.C. " 9601[22]) or threat of a "release" of any hazardous substances" (as defined in 42 U.S.C. " 9602[14]) by AmeriNet.

         AmeriNet has not by contract, agreement, or otherwise arranged for the disposal or treatment, or arranged with a transporter for transport for disposal or treatment, of hazardous substances at any "facility" (as defined in 42 U.S.C. " 9601[9]) owned or operated by another person or entity.

     All of AmeriNet's past disposal practices relating to hazardous substances and hazardous wastes have been accomplished in accordance with all applicable laws, rules, regulations and ordinances.

     AmeriNet has not been notified of nor is there any basis for any potential liability of AmeriNet with respect to the clean-up of any waste disposal site or facility, and has not obtained any information to the effect that any site at which it has disposed of hazardous substances or oil has been or is under investigation by any local, state or federal governmental body, authority or agency.

     Without limiting the generality of the foregoing, AmeriNet has not generated any Hazardous Wastes or violated any federal, state or local environmental, health or water management laws, statutes, regulations, ordinances or judicial decrees or engaged in activities which could be interpreted as potential violations of laws, statutes, regulations, ordinances or judicial decrees in any manner regulating the generation or disposal of Hazardous Waste, protection of the environment, regulating health matters or involving water management.

Except as set forth on Exhibit 3.2E annexed hereto and made a part hereof:

         There are no actions, suits or proceedings pending, or, to AmeriNet's Knowledge, threatened or anticipated before any court, Governmental Entity, or administrative body or agency affecting AmeriNet; and

     AmeriNet is not presently subject to any injunction, order or other decree of any court of competent jurisdiction.

Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and acceptances referred to above), will:

         Violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, Governmental Entity, or court to which AmeriNet is subject or any provision of AmeriNet's Certificate of Incorporation or By-laws, or

     Conflict with, result in a breach or constitute a default under, result in the acceleration of, result in the creation of any Encumbrance upon any AmeriNet assets or operations, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice, authorization, consent, approval, exemption or other action under any of the Contracts or to which any of AmeriNet's assets or operations are subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice, would not have a Material adverse effect on the financial condition of AmeriNet taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

Taxes & Other Returns and Reports

Tax Returns and Audits.

         AmeriNet has accurately prepared and timely filed all required federal, state, local and foreign Tax Returns, relating to any and all Taxes relating or attributable to AmeriNet or its operations.

     The Tax Returns are true and correct in all Material respects and have been completed in accordance with applicable law in all Material respects.

     AmeriNet has timely paid all Taxes required to be paid and has withheld with respect to its employees all federal and state income Taxes, FICA, FUTA and other Taxes it is required to withhold.

     The accruals for Taxes on the books and records of AmeriNet are sufficient to discharge the Taxes for all periods (or the portion of any period) ending on or prior to the Closing Date.

     AmeriNet has not been delinquent in the payment of any Tax nor, except as set forth in Exhibit 3.2F, is there any Tax deficiency outstanding, proposed or assessed against AmeriNet, nor has AmeriNet executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

     (1) No audit or other examination of any Tax Return of AmeriNet is presently in progress.

Except as set forth in Exhibit 3.2F, AmeriNet does not have any liabilities for unpaid federal, state, local and foreign Taxes, whether asserted or unasserted, known or unknown, contingent or otherwise and AmeriNet has no Knowledge of any basis for the assertion of any such liability attributable to AmeriNet, or its assets or operations.

AmeriNet has never been required to join with any other entity in the filing of a consolidated Tax Return for federal Tax purposes or a consolidated or combined return or report for state Tax purposes.

         AmeriNet is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

     AmeriNet has provided, or made available, to the Park City Group's Participants or their legal counsel, copies of all federal, provincial and state income and all sales and use Tax Returns of AmeriNet for 1998, 1999 and 2000.

     There are (and as of immediately following the Closing Date there will be) no liens on the assets of AmeriNet relating to or attributable to Taxes.

     AmeriNet has no Knowledge of any basis for the assertion of any Tax claim which, if adversely determined, would result in liens on the assets of AmeriNet.

     AmeriNet has no property which is being sold, conveyed or transferred pursuant to this Agreement which in the hands of Park City Group would be treated as being owned by persons other than AmeriNet pursuant to Section 168(f)(8) of the Code as in effect immediately prior to the enactment of the Tax Reform Act of 1986, or any analogous provisions of any state law.

     None of the assets of AmeriNet is treated as "Tax-exempt use property" within the meaning of Section 168(h) of the Code.

     There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of AmeriNet that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 162 or 404 of the Code.

AmeriNet has filed with the appropriate governmental agencies all tax returns, tax reports and other reports required to be filed; all federal, state and local income, profits, franchise, sales, use, occupation, property or other taxes due have been fully paid.

AmeriNet is not a party to any action or proceeding by any governmental authority for assessment or collection of taxes, or for failure to file other governmentally required reports.

No claim for assessments has been asserted against its assets or operations, nor, to the best of AmeriNet's Knowledge, are any assessments affecting its assets or operations currently contemplated.

Except as set forth on Exhibit 3.2F annexed hereto and made a part hereof, there are no security interests affecting AmeriNet's assets or operations or any component thereof that arose in connection with any failure (or alleged failure) to pay any Tax, and AmeriNet has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee employed by AmeriNet, independent contractor, creditor, or other third party with respect to AmeriNet.

Ownership of Park City Group's Capital Stock.

         As of the date of execution of this Agreement, AmeriNet does not own any shares of Park City Group's Capital Stock.

Liabilities

         Except as set forth on Exhibit 3.2H, AmeriNet does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent, inchoate or otherwise, whether due or to become due and regardless of when asserted, all liabilities being solely those of its subsidiaries and as to those, none will survive disposition of the subsidiaries prior to Closing.

Limited Activities

AmeriNet is a holding company with no material operations or assets other than the shares of its subsidiaries' common stock and operations pertaining to supervision and coordination of the activities of its subsidiaries, provision of support services for its subsidiaries, acquisition-related activities and compliance with applicable laws, including federal securities and internal revenue laws.

AmeriNet currently has two operating subsidiaries, Wriwebs.com, Inc. and AmeriNet Communications, Inc. both Florida corporations, and has interests in four other corporations, all of which will be disposed of prior to Closing so that immediately after the Closing, Park City Group will be AmeriNet's only subsidiary of any kind.

Leases

         The leases described in Exhibit 3.2.J are in full force and effect, and AmeriNet has a valid and existing leasehold interest under each such lease for the term set forth therein. AmeriNet has delivered to the Park City Group's Participants complete and accurate copies of each of the material leases and none of such leases have been modified in any respect. AmeriNet is not in default under any such leases.

Insurability

AmeriNet knows of no impediments to obtaining hazard and liability insurance covering its assets or operations, at commercially reasonable insurance rates, nor does AmeriNet have any Knowledge that such insurance, at such rates, will not be obtainable by Park City Group in the future.

Exhibit 3.2.K.2 lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, software, errors and omissions, employees, officers and directors of AmeriNet as well as all claims made under any insurance policy by AmeriNet in the past three years and the date of expiration of each such insurance policy.

There is no claim by AmeriNet pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

All premiums payable under all such policies and bonds have been paid and AmeriNet is not in default with respect to its obligations under any of such policies and bonds and is otherwise in compliance in all material respects with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).

Such policies of insurance and bonds are of the type and in amounts customarily carried by persons conducting businesses similar to those of AmeriNet.

AmeriNet does not know of any threatened termination of or material premium increase with respect to any of such policies.

AmeriNet has never been denied insurance coverage nor has any insurance policy of AmeriNet ever been canceled for any reason.

Contracts and Commitments

         Except as set forth on Exhibit 3.2.L, AmeriNet is not a party and has not been a party for a period of at least one year to any: (i) collective bargaining agreement or contract with any labor union; (ii) bonus, pension, profit sharing, retirement, or other form of deferred compensation plan; (iii) medical insurance or similar plan or practice, whether formal or informal; (iv) contract for the employment of any officer, employee, or other person on a full-time or consulting basis or relative to severance pay or change-in-control benefits for any such person; (v) agreement or indenture relating to the borrowing of money in excess of $2,000 or to mortgaging, pledging or otherwise placing a lien on any assets of AmeriNet which has a fair market value in excess of $5,000 in the aggregate; (vi) guaranty of any obligation for borrowed money or otherwise, other than endorsements made for collection; (vii) lease or agreement under which it is lessor of, or permits any third party to hold or operate, any property, real or personal; (viii) contract or group of related contracts with the same party for the purchase of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $2,000; (ix) contract or group of related contracts with the same party for the sale of products or services, under which the undelivered balance of such products and services has a sales price in excess of $2,000; (x) franchise agreement; or (xi) other agreement material to AmeriNet's business or not entered into in the ordinary course of business.

Complete Copies of Materials

         AmeriNet has delivered or made available true and complete copies of each document (or summaries of same) which have been requested in writing by the Park City Group's Participants or their counsel.

Restrictions on Business Activities

         There is no agreement (assuming the parties thereto other than AmeriNet performed their respective obligations thereunder as required), judgment, injunction, order or decree binding upon AmeriNet which has or could reasonably be expected to have the effect of materially prohibiting or materially impairing any business practice of AmeriNet, any acquisition of property by AmeriNet or the conduct of business by AmeriNet as currently conducted or as currently proposed to be conducted.

Accuracy of Representations or Warranties

All of AmeriNet's warranties and representations as hereinabove stated will be true as of the date of this Agreement and on the Closing Date and the same will survive the Closing and be deemed incorporated, whether explicitly stated therein or not, into all documents or other instruments delivered by AmeriNet to the Park City Group's Participants at the Closing.

No representation, warranty, or statement of AmeriNet omits or will omit to state any Material fact necessary to make such representation, warranty, or statement in this Agreement accurate and not misleading in any Material respect.



                                    COVENANTS

Park City Group

No Meeting of Park City Group's Stockholders.

         Because each of the Park City Group's Participants has independently made the decision to exchange all of his, her or its Park City Group's Securities for shares of AmeriNet's common stock, no formal stockholder action by Park City Group will be required in conjunction with authorization of this Agreement or the Closing; however, each of the Park City Group's Participants must have become a party to this Agreement by direct execution.

Blue Sky Laws

         Legal counsel to the Park City Group's Participants will take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of AmeriNet common stock to Park City Group's Participants, including compliance with the State Securities Act Exemptions.

Conduct of Business of Park City Group

         During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, the Park City Group's Declarants agree (except to the extent that AmeriNet will otherwise consent in writing), to promptly notify AmeriNet of any event or occurrence or emergency not, in the reasonable judgment of Park City Group's Declarants, in the ordinary course of business of Park City Group, and any event which could, in the reasonable judgment of Park City Group's Declarants, have a Material adverse effect on Park City Group or that could cause any of the representations, warranties, covenants, schedules or exhibits to be incorrect or misleading.

AmeriNet:

Governance of AmeriNet, Membership on AmeriNet's Board of Directors and Executive Committee .

AmeriNet will appoint a designee for the AmeriNet's stockholders, other than those who obtained their shares as a result of the Reorganization with Park City Group, who shall have the right to designate one member to AmeriNet's board of directors for a period of five years following the Closing on the Reorganization, it being the contemplation of the signatories to this Agreement, that the initial designee will be AmeriNet's current president, Edward C. Dmytryk ("Mr. Dmytryk").

Except for Mr. Dmytryk, all other directors of AmeriNet in office, as of the Closing on the reorganization, shall resign immediately following the Closing, and will be replaced by designees of Randall K. Fields ("Mr. Fields").

All officers in office, as of the Closing on the Reorganization, will be replaced by the new AmeriNet board of directors subsequent to Closing.

AmeriNet will obtain a signed release from all resigning or replaced officers or directors, releasing AmeriNet and its affiliates and successors from all liability. At Closing, AmeriNet will file a Form S-8 registering the shares granted to the officers as part of these releases.

Conduct of Business of AmeriNet.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, as the case may be, AmeriNet agrees (except to the extent that the Park City Group's Declarant will otherwise consent in writing), that AmeriNet will promptly notify the Park City Group's Participants of any event or occurrence or emergency which is not in the ordinary course of business of AmeriNet and which is Material and adverse to the business of AmeriNet (including any issuance of AmeriNet Capital Stock or rights to purchase AmeriNet Capital Stock).

Prior to Closing, AmeriNet will divest itself of any and all securities that it holds in other corporations, including, without limitation, Wriwebs.com, Inc., a Florida corporation; AmeriNet Communications, Inc., a Florida corporation; Trilogy International, Inc., a Florida corporation; Lorilei Communications, Inc., a Florida corporation; and, Vista Vacations International, Inc., a Florida corporation, and provide an opinion of AmeriNet counsel that such divestiture is in compliance with all securities and other laws.

Prior to Closing, all current holders of Class A preferred stock must waive all registration rights and exercise their conversion rights so that the only class of AmeriNet securities outstanding at the Closing is common stock.

Prior to Closing, AmeriNet hereby covenants and agrees to raise the sum of at least $1,000,000 (net) to be expended for the purposes set forth in Exhibit 4.2.B.4. The Park City Group's Declarants have the discretion to accept the $1,000,000 in the form of cash or a secured note. Should the Park City Group's Declarants accept a secured note, and should the maker of the note default on payment or any other obligation of the note, the Park City Group's Participants will be entitled to an additional distribution of AmeriNet common stock equal to two percent (2%) of the value of the default portion of the note. For example, if there is a promissory note for $100,000 and a default after $60,000 has been paid, The Park City Group's Participants will receive an additional 4,706 shares (40,000/$.17=235,294 x .02=4,706).

The Parties:

Confidentiality

From the date hereof to and including the Closing Date, the Parties will maintain, and cause their directors, employees, agents and advisors to maintain, in confidence and not disclose or use for any purpose, except the evaluation of the transactions contemplated hereby and the accuracy of the respective representations and warranties of the Parties contained herein, information concerning the other Parties and obtained directly or indirectly from such Parties, or their directors, employees, agents or advisors, or as was in the possession of such Party prior to obtaining such information from such other Party as to which the fact of prior possession such possessing Party will have the burden of proof and such information as is or becomes:

     Available to the non-disclosing Party from third parties not subject to an undertaking of confidentiality or secrecy;

     Generally available to the public other than as a result of a breach by the non-disclosing party hereunder; or

     Required to be disclosed under applicable law.

In the event that the transactions contemplated hereby will not be consummated, all such information which will be in writing will be returned to the Party furnishing the same, including to the extent reasonably practicable, copies or reproductions thereof which may have been prepared.

Public Disclosure

Unless otherwise required by law, prior to the Closing Date no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement will be made by any Party unless approved by AmeriNet and the Park City Group's Declarants prior to release, provided that such approval will not be unnecessarily withheld, subject, in the case of AmeriNet, to AmeriNet's obligation to comply with applicable securities laws.

The Parties will agree upon the form and substance of :

         A joint press release or other public announcement of this Agreement and the transactions contemplated hereby; and

     Other matters including, but not limited to, form letters to customers, related to this Agreement or any of the transactions contemplated hereby which will be released on or after the Closing; provided, however, that nothing in this Agreement will be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to fulfill such Party's disclosure obligations imposed by law or contract.

Consents

         AmeriNet and the Park City Group's Declarants will promptly apply for or otherwise seek, and use their best efforts to obtain, all consents and approvals required to be obtained by them for the consummation of AmeriNet's acquisition of the Park City Group's Securities contemplated by this Agreement, and the Park City Group's Declarants will use their best efforts to obtain all consents, waivers and approvals under any of Park City Group's agreements, contracts, licenses or leases in order to preserve the benefits thereunder for Park City Group, and otherwise in connection with AmeriNet's acquisition of the Park City Group's Securities; all of such consents and approvals being set forth in
         Exhibit 4.3.C.

Report on Form 8-K.

The Park City Group's Participants understand that on the Closing Date, AmeriNet will prepare and file with the Commission a current report on Commission Form 8-K (the "8-K Report") disclosing AmeriNet's acquisition of the Park City Group's Securities and containing information concerning Park City Group required by Commission Regulation S-B, including Park City Group's Audited Financial Statements for the two years ended December 31, 1999 and 2000, prepared in full compliance with GAAP, GAAS and the requirements of Commission Regulation SB pertaining to Material acquisitions, whether or not this transaction is otherwise deemed to constitute a Material acquisition.

The Park City Group's Participants understand that AmeriNet and the Park City Group's Declarants will use their best efforts to secure the Commission"s acceptance of Park City Group's Audited Financial Statements, as complying with the requirements of Commission Regulation S-B, and the Park City Group's Declarants will make any modifications to the Park City Group's financial statements suggested by the Commission; and, if required, will use best efforts to secure required extensions from the Commission of time in which to provide materials complying with Commission Regulation S-B.

Legal Requirements

         The Parties will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any Party in connection with any such requirements imposed upon such other Party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other Parties in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

Best Efforts, Additional Documents & Further Assurances

Each of the Parties to this Agreement will use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to AmeriNet's acquisition of the shares of Park City Group's Securities owned by the Park City Group's Participants and the condition subsequent under this Agreement.

Each Party, at the request of another Party, will execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

Prior to Closing, AmeriNet will conclude agreements with Yankees pursuant to which:

Yankees will convert all of the debt owed to it by AmeriNet into shares of AmeriNet's Class A Preferred Stock and will convert all of its AmeriNet Class A Preferred Stock into shares of AmeriNet's common stock, so that, immediately following Closing, AmeriNet's outstanding and reserved securities will be limited to common stock.

The parties will terminate the Consulting Agreement and all other agreements between AmeriNet and Yankees, except for a warrant to purchase up to 800,000 shares of AmeriNet common stock at an exercise price of $.22 per share, and Yankees will waive any rights to registration, any preemptive rights to purchase AmeriNet Capital Stock, and any other AmeriNet obligations or amounts owed to Yankees.



                              CONDITIONS PRECEDENT

Conditions to Obligations of Each Party to Effect the Reorganization.

         The respective obligations of each Party to this Agreement to effect the Reorganization will be subject to the conditions that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Reorganization will be in effect, nor will any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor will there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Reorganization, which makes the consummation of the Reorganization illegal.

Additional Conditions to Obligations of Park City Group's Participants.

         The obligations of Park City Group's Participants to consummate and effect this Agreement and the transactions contemplated hereby will be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Park City Group's Participants:

Representations, Warranties and Covenants.

         The representations and warranties of AmeriNet in this Agreement will be true and correct in all Material respects on and as of the Closing Date as though such representations and warranties were made on and as of such time and AmeriNet will have performed and complied in all Material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

Certificate of AmeriNet.

         The Park City Group's Participants will have been provided with a certificate executed on behalf of AmeriNet by its President and its Chief Financial Officer, Treasurer or officer exercising such functions to the effect that, as of the Closing Date:

All representations and warranties made by AmeriNet under this Agreement are true and complete in all Material respects;

All covenants, obligations and conditions of this Agreement to be performed by AmeriNet on or before such date have been so performed in all Material respects; and

The AmeriNet certificate of incorporation is amended in compliance with Delaware law to increase AmeriNet's authorized common stock by enough shares to cover this transaction.

Satisfactory Form of Legal and Accounting Matters.

         The form, scope and substance of all legal and accounting matters contemplated hereby and all documents and other papers delivered hereunder prior to and on the Closing Date will be reasonably acceptable to counsel to the Park City Group's Participants.

Legal Opinion.

         The Park City Group's Participants will have received a legal opinion from legal counsel to AmeriNet, substantially in the form of Exhibit 5.2D hereto.

No Material Adverse Changes.

         There will not have occurred any event, fact or condition that has had or reasonably would be expected to have a Material adverse effect on AmeriNet.

Liabilities or Obligations.

         As of the Closing Date, AmeriNet will not have any liabilities or obligations of any nature, whether accrued, absolute, contingent, inchoate or otherwise.

AmeriNet Closing Funds.

         As of the Closing Date, AmeriNet will hold at least $1,000,000 to be expended for the purposes set forth in Exhibit 4.2.B.4. The Park City Group's Declarants have the discretion to accept the $1,000,000 in the form of cash or a note. Any notes will be secured by a pledge of stock equal to or greater than the face value of the note.

Indemnification Agreement.

         As of the Closing Date, AmeriNet will have entered into with Carrington Capital Corp., an Indemnification Agreement whereby Carrington will agree to pay for the following liabilities and obligations of Amerinet should such liabilities or obligations survive Closing: (a) Bruce Gleason claim, (b) Liberty Transfer Co. fees, (c) tax obligations, and
         (4) AmeriNet payroll, including accrued benefits.

Convertible Stock.

         No preferred stock, options, warrants or other rights to acquire AmeriNet Capital Stock, and no option plans will survive the Closing, unless the number of shares issuable on conversion or exercise of such stock, options, warrants or other rights is a fixed number of shares with a fixed exercise price both of which are unaffected by the Reorganization.

Third Party Consents.

         Any and all consents, waivers and approvals required from third parties relating to the contracts and agreements of AmeriNet so that the Reorganization and other transactions contemplated hereby do not adversely affect the rights of, and benefits to, AmeriNet thereunder will have been obtained.

AmeriNet - Park City Group Preferred Stock Conversion Agreement.

         As of the Closing Date, AmeriNet and Park City Group will have entered into an agreement whereby AmeriNet will allow all of the holders of Park City Group's Preferred Stock to convert their Preferred Stock into shares of AmeriNet common stock at a conversion price of $.17 per share. The AmeriNet shares issued upon conversion of the Park City Group Preferred Stock will be subject to both demand and piggyback registration rights.

Master Agreement Documents.

         As of the Closing Date, AmeriNet and all of the parties to the Master Agreement and related documents described in Exhibit 3.1F will have complied with the terms of the Master Agreement and executed such documents as may be necessary to effect the exchange of the certificates as set forth in Section 2.1C of this Agreement and to preserve the security interests as contemplated by the Master Agreement.

Riverview Agreement.

         AmeriNet and Riverview Financial Corporation will enter into an agreement having a five-year term, which agreement will provide for compensation to Riverview in an amount equal to 5% of the value of any acquisition, merger or business combination, in whatever form, by Amerinet of any company directly or indirectly introduced by Riverview, or in connection therewith Riverview shall provide compensable advisory services.

Additional Conditions to the Obligations of AmeriNet.

         The obligations of AmeriNet to consummate and effect this Agreement and the transactions contemplated hereby will be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by AmeriNet:

Representations, Warranties and Covenants.

         The representations and warranties of the Park City Group's Declarants in this Agreement will be true and correct in all Material respects on and as of the Closing Date as though such representations and warranties were made on and as of such time and the Park City Group's Participants will have performed and complied in all Material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing Date.

Certificate of Park City Group's Declarants.

         AmeriNet will have been provided with a certificate executed on behalf of the Park City Group's Participants by the Park City Group's Declarants to the effect that, as of the Closing Date, all:

Representations and warranties made by Park City Group's Declarants under this Agreement are true and complete in all Material respects; and

Covenants, obligations and conditions of this Agreement to be performed by the Park City Group's Participants on or before such date have been so performed in all Material respects.

Third Party Consents.

         Any and all consents, waivers and approvals required from third parties relating to the contracts and agreements of Park City Group so that the Reorganization and other transactions contemplated hereby do not adversely affect the rights of, and benefits to, Park City Group thereunder will have been obtained.

Satisfactory Form of Legal and Accounting Matters.

         The form, scope and substance of all legal and accounting matters contemplated hereby and all documents and other papers delivered hereunder prior to and on the Closing Date will be reasonably acceptable to AmeriNet's counsel (provided that the condition subsequent concerning the compliance of information provided by Park City Group with the requirements of Commission Regulation SB, on a timely basis, will survive the Reorganization).

Legal Opinion.

         AmeriNet will have received a legal opinion from legal counsel to the Park City Group's Participants, in substantially the form of Exhibit 5.3E hereto.

No Material Adverse Changes.

         There will not have occurred any event, fact or condition which has had or reasonably would be expected to have a Material adverse effect on Park City Group.

Accredited Investors.

         Immediately prior to the Closing, there will be no Park City Group's Participants who are not Accredited Investors.




                                     Closing

Closing Date:

The Closing will take place at 10:00 o'clock on the morning of the day after the Parties exchange confirmation that all of the conditions precedent to the Closing have been either met or waived in writing (collectively referred to throughout this Agreement as the "Closing Date").

The Closing will take place at Park City Group's offices in Park City, Utah, or at such other time and place as may be agreed upon in writing by the Parties, provided that if the Closing has not been scheduled to take place prior to June 15, 2001, then either Party may terminate this Agreement.

Items to be Delivered at Closing by Park City Group:

         At the Closing, Park City Group's Participants will deliver or have delivered to AmeriNet certificates for all authorized and outstanding Park City Group's Securities owned by the Park City Group's Participants, duly endorsed and medallion signature guaranteed for transfer to AmeriNet, as well as the following items:

As of a date no earlier than the fifth business day prior to Closing:

A lien and judgment search by an agency acceptable to AmeriNet's legal counsel, disclosing the existence or absence of judgments or liens affecting Park City Group and its assets or operations;

A good standing certificate from the State of Delaware attesting to the continued corporate existence and good standing of Park City Group; and

A certificate signed by Park City Group's Declarants attesting to the fact that all representations, warranties, exhibits and schedules pertaining to Park City Group included in this Agreement remain materially true and accurate as of the Closing Date.

An opinion from Park City Group's Participants' legal counsel, in form and substance acceptable to legal counsel for AmeriNet addressing the compliance by the Park City Group's Participants with all conditions to Closing.

Such other items in connection with the foregoing as AmeriNet's attorney may reasonably have required within five business days prior to the Closing in order to assist AmeriNet and its officers and directors to comply with applicable laws and their responsibilities to AmeriNet's stockholders and the public in conjunction with the Reorganization.

Items to be Delivered at Closing by AmeriNet:

         At the Closing, AmeriNet will deliver the following to the Park City Group's Participants:

As of a date no earlier than the fifth business day prior to Closing:

A lien and judgment search by an agency acceptable to Park City Group's Participants' legal counsel, disclosing the existence or absence of judgments or liens affecting AmeriNet and its assets or operations;

A good standing certificate from the State of Delaware attesting to the continued corporate existence and good standing of AmeriNet;

Certified copies of resolutions passed by AmeriNet's Board of Directors and shareholders approving all aspects of the transactions envisioned by this Agreement;

A certificate signed by AmeriNet's president, chief financial officer and chief legal officer attesting to the fact that all representations, warranties, exhibits and schedules pertaining to AmeriNet included in this Agreement remain materially true and accurate as of the Closing Date; and

An unaudited balance sheet indicating that AmeriNet does not have any liabilities as of Closing.

An opinion from AmeriNet's legal counsel, in form and substance acceptable to legal counsel for Park City Group's Participants addressing the compliance by AmeriNet with all conditions to Closing.

Such other items in connection with the foregoing as Park City Group's Participants' attorney may reasonably have required within five business days prior to the Closing in order to assist the Park City Group's Participants to comply with applicable laws and their responsibilities in conjunction with the Reorganization.

Delivery of the certificates for the Exchange Shares will be made directly to Park City Group's Participants by the Exchange Agent within a reasonable time after the Closing.

Completion of Closing

         The Reorganization will be deemed completed when certificates for all shares of Park City Group's Securities owned by the Park City Group's Participants have been tendered to AmeriNet, with signature medallion guaranteed or otherwise in proper form for transfer to the order of AmeriNet, the resignation of all of AmeriNet's officers and directors other than Mr. Dmytryk have been tendered and accepted and Mr. Dmytryk has elected designees of Mr. Fields as replacement directors for the directors whose resignations have been accepted, the provision by AmeriNet of executed instruments transferring control over AmeriNet's financial accounts to designees of Park City Group's Participants, which accounts will include at least $1,000,000 in cleared funds, for use in accordance with the requirements of this Agreement (unless the Park City Group's Declarants determine to accept such funds in the form of a secured note); AmeriNet will have provided the Exchange Agent with instructions to issue the Exchange Shares to Park City Group's Participants, and all of the opinions, certificates, memoranda, documents, updates and other items to be delivered and exchanged at Closing (generically referred to as the "Closing Documents") have been delivered or exchanged; provided that, if any of the Closing Documents are not delivered at Closing, the Party entitled to their receipt may, at his, her or its exclusive option, either:

Waive receipt thereof, in writing, specifying the Closing Documents waived; or

Suspend the Closing, as required to grant the non performing Party an opportunity to provide the missing Closing Documents, on such terms as the Party entitled to receipt of the missing Closing Documents may deem appropriate under the circumstances, specifying in writing the time by which the missing Closing Documents must be provided, the time the Closing will be reconvened, and the date on which the Closing will be deemed to have become effective.



                             Default or Termination

Termination.

         This Agreement may be terminated and the Reorganization abandoned at any time prior to the Closing Date, as follows:

By mutual consent of the Park City Group's Participants and AmeriNet.

By AmeriNet if it is not in Material breach of its obligations under this Agreement and there has been a Material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Park City Group's Participants and such breach has not been cured within fifteen days after notice to the Park City Group's Participants.

By the Park City Group's Participants if it is not in Material breach of its respective obligations under this Agreement and there has been a Material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of AmeriNet and such breach has not been cured within fifteen days after notice to AmeriNet.

By any Party if:

The Reorganization has not occurred by June 15, 2001;

There is a final nonappealable order of a federal or state court in effect preventing consummation of the Reorganization;

There will be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Reorganization by any Governmental Entity which would make consummation of the Reorganization illegal; or

There will be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Reorganization by any Governmental Entity, which would:

         Prohibit AmeriNet's or Park City Group's ownership or operation of all or a Material portion of the business of Park City Group, or compel AmeriNet or Park City Group to dispose of or hold separate all or a Material portion of the business or assets of Park City Group or AmeriNet as a result of the Reorganization; or

     Render AmeriNet or the Park City Group's Participants unable to consummate the Reorganization, except for any waiting period provisions. Where action is taken to terminate this Agreement pursuant to this Section 7.1, it will be sufficient for such action to be authorized by the AmeriNet board of directors or the Park City Group's Declarants taking such action.

Failure of Conditions.

         Failure of a condition precedent, in and of itself, will not be deemed an event of default; however, the fact that a covenant or representation or warranty is also a condition precedent will not excuse its non-performance or inaccuracy.

Termination Without Default.

         In the event that this Agreement is terminated other than as a result of a default by a Party, then the Parties will have no rights or obligations to each other as a result of this Agreement or the transactions contemplated hereby and this Agreement will become void and of no further force and effect.




                                 Confidentiality

Park City Group's Business Information:

If this Agreement is terminated and the transactions contemplated hereby are abandoned at any time prior to the Closing Date, AmeriNet will hold in strict confidence, all business, financial and other information about Park City Group obtained from the Park City Group's Participants or their affiliates and will promptly return to Park City Group all documents received under this Agreement, and will not use for the benefit of itself or others in any way that may be competitive with or could be detrimental to Park City Group, any such confidential information. These obligations will continue for two years from termination, except as to return of materials, which will continue until all such are returned.

Notwithstanding the foregoing, such obligation of confidentiality will not extend to any information which is shown to have been:

Previously known to AmeriNet;

Generally known to others engaged in the trade or business of Park City Group;

Part of public knowledge or literature (other than where such information becomes public through the direct or indirect dissemination by AmeriNet without Park City Group's Participants' consent);

Lawfully received by AmeriNet from a third party (not including Park City Group), other than in connection with the consummation of the transactions contemplated hereby; or

Disclosed pursuant to the mutual agreement of Park City Group and AmeriNet.

AmeriNet's Business Information:

If this Agreement is terminated and the transactions contemplated hereby are abandoned at any time prior to the Closing Date, the Park City Group's Participants will hold in strict confidence, for a period of two years, all business, financial and other information about AmeriNet obtained from AmeriNet and will return to AmeriNet all documents received under this Agreement, and will not use for the benefit of itself or others in any way that may be competitive with or could be detrimental to AmeriNet, any such confidential information.

Notwithstanding the foregoing, such obligation of confidentiality will not extend to any information which is shown to have been:

Previously known to the Park City Group's Participants;

Generally known to others engaged in the trade or business of AmeriNet;

Part of public knowledge or literature (other than where such information becomes public through the direct or indirect dissemination by the Park City Group's Participants without AmeriNet's consent);

Lawfully received by the Park City Group's Participants from a third party (not including AmeriNet), other than in connection with the consummation of the transactions contemplated hereby; or

Disclosed pursuant to the mutual agreement of AmeriNet and Park City Group.







                                  Miscellaneous

Expenses

         Each of the Parties agrees to pay, without right of reimbursement from any other, the costs incurred by such Party incident to the preparation and execution of this Agreement and performance of their respective obligations hereunder, whether or not the transactions contemplated by this Agreement will be consummated, including, without limitation, the fees and disbursements of legal counsel, accountants and consultants employed by the respective Parties in connection with the transactions contemplated by this Agreement.

Assignability

No Party may assign or transfer its rights and obligations under this Agreement without the prior written approval of the other Parties.

This Agreement will inure only to the benefit of and be binding upon the Parties and their respective successors and representatives and permitted assigns.

Counterparts & Facsimile Execution

This Agreement may be executed in any number of counterparts.

All executed counterparts will constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

Execution by exchange of facsimile transmission will be deemed legally sufficient to bind the signatory; however, the Parties will, for aesthetic purposes, prepare a fully executed original version of this Agreement which will be the document filed with the Commission.

Remedies

No delay or omission on the part of any Party in exercising any right or remedy will operate as a waiver of said right or remedy or any other right or remedy.

A waiver on any one occasion will not be construed as a bar to or a waiver of any right on any future occasion.

Every right and remedy of a Party will be cumulative and in addition to every other right and remedy expressed in this Agreement or allowed by law or equity, and may be exercised singularly or concurrently.

Survival of Condition Subsequent, Representations and Warranties, Covenants

The several representations, warranties and covenants of the Parties contained herein will survive the execution hereof and the Reorganization and will be effective regardless of any investigation that may have been made or may be made by or on behalf of any Party and continue until the date the audit of AmeriNet's financial statements for the year ending June 30, 2002 has been completed and AmeriNet has received a signed opinion from its independent auditors certifying such financial statements (the "2002 Audit Date").

All covenants to be performed after the Closing will continue indefinitely.

Third-Party Beneficiaries

         Neither this Agreement nor any provision hereof, nor any document or instrument executed or delivered pursuant to this Agreement, will be deemed to create any right in favor of or impose any obligation upon any person or entity other than the Parties.

Severability

         Whenever legally possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction but this Agreement will be interpreted, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Entire Agreement

This Agreement and the agreements, instruments, exhibits and other writings referred to in this Agreement contain the entire understanding of the Parties with respect to the subject matter of this Agreement.

There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein.

This Agreement supersedes all prior agreements and understandings between the Parties with respect to its subject matter.

Amendments, Extensions & Waiver

This Agreement may not be amended, changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof will be binding unless in writing and signed by the Parties against whom the amendment, change, termination or waiver is sought to be enforced.

This Agreement may be amended by the Parties at any time before or after approval of matters presented in connection with the Reorganization to the stockholders of those Parties required by applicable law to so approve but, after any such stockholder approval, no amendment will be made which by law requires the further approval of stockholders of a party without obtaining such further approval.

At any time prior to the Closing any Party may, to the extent legally allowed:

Extend the time for the performance of any of the obligations or other acts of the other Parties;

Waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto;

Waive compliance with any of the agreements or conditions for the benefit of such Party contained herein; or

Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party.

Exhibits

         Each exhibit referenced in this Agreement will be annexed hereto and will be considered a part hereof as if set forth in the body hereof in full.

Negotiated Transactions

         The provisions of this Agreement were negotiated by the Parties, this Agreement and the agreements, indentures and other instruments incidental hereto will be deemed to have been drafted by all of the Parties and this Agreement will not be interpreted more or less favorably in favor of or against a Party based on its authorship.

Governing Laws, Venue and Dispute Resolution

Jurisdiction & Venue

The Parties each hereby submits to the jurisdiction of any state or federal court or private dispute resolution tribunal sitting in Summit County, Utah, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court or tribunal.

The Parties each agree not to bring any action or proceeding arising out of or relating to this Agreement in any other court or tribunal.

Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Applicable Law & Venue

         This Agreement will be construed, interpreted and enforced in accordance with, and governed by, the laws of the State of Delaware but venue for any proceeding arising hereunder, whether in law, equity, administration or alternate dispute resolution, will, to the extent legally permissible, lie exclusively in Summit County, Utah.

Dispute Resolution

If there is any dispute hereunder which cannot be resolved by the Parties (a "Disputed Item"), either Party may seek a resolution by arbitration by applying for an arbitrator to be appointed by the American Arbitration Association in accordance with the rules and regulations of that association, except as specifically modified hereby.

In the event arbitration is requested, both Parties must proceed as quickly as possible to arbitration and accept the results of same as final and binding.

The losing Party in the arbitration will pay all of the costs of the arbitration. In the event that the results of the arbitration cannot be said to result in a winning Party and a losing Party, the arbitrator will decide how the costs and expenses of the arbitration will be borne by the Parties.

Any judgment upon the award rendered by the arbitrator may be enforced in the Circuit Court sitting in and for Summit County, Utah.

Notices

All notices, demands or other communications given hereunder will be in writing and will be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         1. To AmeriNet: AmeriNet Group.com, Inc.; Crystal Corporate Center; 2500 North Military Trail, Suite 225-C; Boca Raton, Florida 33431; Attention: Edward C. Dmytryk, President; Telephone (561) 998-3435, Fax (561) 998-4635; and, e-mail ed@amerinetgroup.com; with copies to AmeriNet Group.com, Inc.;

               1941 Southeast  51st Terrace;  Ocala,  Florida 34471;  Attention:
               Vanessa H. Lindsey,  Secretary;  Telephone  (352)  694-6661,  Fax
               (352)   694-1325;    and,   e-mail,    vanessa@amerinetgroup.com.


         2. To the Park City Mr. Randall K. Fields, 333 Main Street, Park City, Utah 84806; Group Security Telephone (435) 645-2010, Fax
               (435) 645-2110, e-mail Holders: randy@parkcity.com

               Riverview Financial Corp., P.O. Box 5000, Park City, Utah 84060; Telephone (435) 649-2221

         or such other address or to such other person as any Party will designate to the other for such purpose in the manner hereinafter set forth.

At the request of any Party, notice will also be provided by overnight delivery, facsimile transmission or e-mail, provided that a transmission receipt is retained.

Further Assurances

         From time to time after the Closing, the Park City Group's Participants will execute and deliver, or cause its affiliates to execute and deliver, to AmeriNet such instruments of sale, transfer, conveyance, assignment and delivery, and such consents, assurances, powers of attorney and other instruments as may be reasonably requested by AmeriNet or its counsel in order to carry out the purpose and intent of this Agreement.

License

This Agreement is derived from a form developed by Yankees and in which Yankees claims property rights. Such form has been adapted for this transaction with the consent of Yankees by Jeffrey G. Klein, Esquire, AmeriNet's legal counsel.

Yankees grants the Parties and their counsel a perpetual, unrestricted and non-royalty bearing right and license to copy, use, modify and adapt this form of agreement for any purpose.

Broker

         Except as set forth on Exhibit 9.16, no person is entitled to any compensation from the Parties to this Agreement as a result of the transactions effected hereby. The Parties hereby agree to indemnify and hold each other harmless from and against any claims for brokerage or other commissions relative to the transactions contemplated by this Agreement based in any way on agreements, understanding or arrangements made or claimed to have been made by such Party with any third party.


         IN WITNESS WHEREOF, the Parties hereby have caused this Agreement to be duly executed as of the day and year set forth below.

Signed, sealed and delivered
         In Our Presence:
                                                        AMERINET GROUP.COM, INC.
         /s/ Charles J. Scimeca
------------------------------------

        /s/ Cyndi N. Calvo
------------------------------------
                                             By: /s/ Edward  Dmytryk
                                                Edward C. Dmytryk, President

                                         Attest:    /s/ Vanessa H. Lindsey
                                                  Vanessa H. Lindsey, Secretary

                                                    (Corporate Seal)
STATE OF FLORIDA           }
COUNTY OF MARION           } SS.:

         On this 31 day of May, 2001, before me, a notary public in and for the county and state aforesaid, personally appeared Edward C. Dmytryk and Vanessa H. Lindsey, to me known, and known to me to be the president and secretary of AmeriNet Group.com, Inc., the above-described Delaware corporation, and to me known to be the persons who executed the foregoing instrument, and acknowledged the execution thereof to be their free act and deed, and the free act and deed of AmeriNet Group.com, Inc., for the uses and purposes therein mentioned. In witness whereof, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written. My commission expires:

         {Seal}
                             /s/ Charles J. Scimeca
                      -----------------------------------
                                  Notary Public

                                                              RANDALL K. FIELDS

                                                          /s/ Randall K. Fields
                                           Randall K. Fields, on his own behalf


STATE OF UTAH              }
COUNTY OF SUMMIT           } SS.:

         On this 31st day of May, 2001, before me, a notary public in and for the county and state aforesaid, personally appeared Randall K. Fields, to me known, and known to me to be the person who executed the foregoing instrument, and acknowledged the execution thereof to be his free act and deed for the uses and purposes therein mentioned. In witness whereof, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written. My commission expires:

         (Seal)
                               /s/ June Ann Oldham
                              --------------------
                                  Notary Public



                                       RIVERVIEW FINANCIAL CORP.


                                        By:      /s/ Randall K. Fields
                                                  President

                                       Attest:          /s/ EG Perry
                                                         Secretary
(Corporate Seal)

STATE OF UTAH           }
COUNTY OF SUMMIT        } SS.:

         On this 31st day of May, 2001, before me, a notary public in and for the county and state aforesaid, personally appeared Randall K. Fields and eg Perry , to me known, and known to me to be the president and secretary of Riverview Financial Corp., the above-described California corporation, and to me known to be the persons who executed the foregoing instrument, and acknowledged the execution thereof to be their free act and deed, and the free act and deed of Riverview Financial Corp., for the uses and purposes therein mentioned. In witness whereof, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written. My commission expires:

         {Seal}
                                 June Ann Oldham
                      -----------------------------------
                                  Notary Public

                                                     2
                   FIRST AMENDMENT TO REORGANIZATION AGREEMENT

         This First Amendment to Reorganization Agreement ("First Amendment") is entered into as of the 11th day of June, 2001, by and between AMERINET GROUP.COM, INC., a Delaware corporation ("AmeriNet"); and RANDALL K. FIELDS, a Utah resident, and RIVERVIEW FINANCIAL CORP., a California corporation (collectively, the "Park City Group's Participants ").

                                    RECITALS

         WHEREAS, AmeriNet and the Park City Group's Participants previously entered into that certain Reorganization Agreement, dated May 31, 2001 (the "Reorganization Agreement"); and

         WHEREAS, AmeriNet and the Park City Group's Participants desire to amend the Reorganization Agreement as provided herein.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AmeriNet and the Park City Group's Participants agree that the Reorganization Agreement shall be amended as follows:

1.       Definitions.

               Terms used in this First Amendment and not otherwise defined herein shall have the same meanings as are set forth for such terms in the Reorganization Agreement.


2. Shares to be Issued and Effect on Capital Stock. Section 2.1B is hereby amended to (a) supplement the definition of "Z = Post-Closing Shares" and (b) change the definition of "N = AmeriNet Stock Prior to Closing" to increase the number of $.22 warrants, delete the last clause of the first sentence of this definition, and add the actual number agreed to by the Parties, as follows:

                  Z = Post-Closing Shares. This number equals the number of shares of AmeriNet common stock at Closing which is equal to the sum of the AmeriNet Stock Prior to Closing and the Exchange Shares. On June 11, 2001, the Parties agreed that this number equals 150,300,000 shares.

                  N = AmeriNet Stock Prior to Closing. This number equals all of the outstanding shares of AmeriNet common stock immediately prior to Closing, after the conversion of all AmeriNet debt into AmeriNet Class A Preferred Stock, the conversion of all AmeriNet Class A Preferred Stock into common stock, the exercise of the Yankees Warrant into common stock, the issuance of all shares sold in connection with the Private Placement prior to Closing, the exercise into common stock of all other warrants held by Yankees (except for a warrant to purchase up to 1,000,000 shares of AmeriNet common stock at an exercise price of $.22 per share), the exercise of all rights to acquire AmeriNet common stock for all such rights that have an exercise price of less than $.25 per share. and the deemed exercise of all other rights to acquire AmeriNet common stock. On June 11, 2001, the Parties agreed that this number equals 39,000,000 shares. This number excludes a total of 300,000 shares that may be issued to Jonathan Eichner and Edward Elenson for finders fees.

3. Park City Group Exhibits. The Park City Group's Exhibits are hereby amended in their entirety as attached hereto as Exhibit A.

4. AmeriNet Exhibits. The AmeriNet's Exhibits are hereby amended in their entirety as attached hereto as Exhibit B.

5. Revision of Covenants. Section 4.3G.2 will be revised to increase the remaining warrant to 1,000,000 shares at $.22 per share.

6. Termination of the Park City Group's Participants Condition Precedent; Riverview Agreement. Section 5.2M is hereby deleted in its entirety.

7. No Other Amendment. Except as expressly amended pursuant to this First Amendment, the terms of the Reorganization Agreement shall remain in full force and effect.

8. Counterparts. This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

         IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first set forth above.

                AMERINET GROUP.COM, INC., a Delaware corporation


                                            By:               /s/ Edward Dmytryk
                                            Its:              President


                                            RANDALL K. FIELDS, a Utah resident


                                                        /s/ Randall K. Fields

               RIVERVIEW FINANCIAL CORP., a California corporation

                                            By:           /s/ Randall K. Fields
                                            Its:          President

                                       A-1
                                    EXHIBIT A


                        AMENDED PARK CITY GROUP EXHIBITS

                                       B-1
                                    EXHIBIT B


                            AMENDED AMERINET EXHIBITS

                  SECOND AMENDMENT TO REORGANIZATION AGREEMENT

         This Second Amendment to Reorganization Agreement ("Second Amendment") is entered into as of the 13th day of June, 2001, by and between AMERINET GROUP.COM, INC., a Delaware corporation ("AmeriNet"); and RANDALL K. FIELDS, a Utah resident, and RIVERVIEW FINANCIAL CORP., a California corporation (collectively, the "Park City Group's Participants ").

                                    RECITALS

         WHEREAS, AmeriNet and the Park City Group's Participants previously entered into that certain Reorganization Agreement, dated May 31, 2001, as amended on June 11, 2001 (the "Reorganization Agreement"); and

         WHEREAS, AmeriNet and the Park City Group's Participants desire to further amend the Reorganization Agreement as provided herein.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AmeriNet and the Park City Group's Participants agree that the Reorganization Agreement shall be amended as follows:

1.       Definitions.

     Terms used in this Second Amendment and not otherwise  defined herein shall
     have  the  same   meanings   as  are  set  forth  for  such  terms  in  the
     Reorganization Agreement.


2.     Warrants and Debt Surviving Closing.

     The Reorganization Agreement contemplates the survival beyond Closing of a Yankees warrant to purchase up to 1,000,000 shares of AmeriNet common stock at an exercise price of $.22 per share. The Parties agree that (a) prior to or concurrently with the Closing, Yankees will deliver said warrant to purchase up to 1,000,000 shares of AmeriNet common stock to AmeriNet and the warrant and the related agency agreement will be cancelled; (b) in consideration of the surrender and cancellation of the warrant, the repayment of amounts paid by Yankees or its affiliates, on behalf of AmeriNet, representing legal, accounting and other closing costs, up to an aggregate maximum amount of $60,000, will be an obligation of AmeriNet and will survive the Closing; and (c) subsequent to the Closing, AmeriNet will issue to Yankees or its affiliates, and Yankees or its affiliates agrees to accept in full payment of the amounts carried over and described in Subsection 2(b) hereof, a number of shares of unregistered AmeriNet common stock (rounded to the next share to avoid fractional shares) equal to such amount divided by $.17 per share, for a maximum of 352,942 shares. Any provisions of the Reorganization Agreement which are contrary to or inconsistent with the foregoing are hereby amended, and shall be construed, so as to be consistent herewith.

3. AmeriNet Exhibits. The AmeriNet's Exhibits are hereby amended in their entirety as attached hereto as Exhibit A.

4. No Other Amendment. Except as expressly amended pursuant to this Second Amendment, the terms of the Reorganization Agreement shall remain in full force and effect.

5. Counterparts. This Second Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

         IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first set forth above.

                AMERINET GROUP.COM, INC., a Delaware corporation



                                            By:    /s/ Edward Dmytryk

                                            Its:   President



                       RANDALL K. FIELDS, a Utah resident

                              /s/ Randall K. Fields

               RIVERVIEW FINANCIAL CORP., a California corporation



                                            By:          /s/ Randall K. Fields
                                           Its:          President

    Section 2 of this Agreement Acknowledged and Consented to by Yankees, for itself and its affiliates


                 YANKEES COMPANIES, INC., a Florida corporation

                                            By:             /s/ Leonard Tucker
                                            Its:              President




                                    EXHIBIT A
                            AMENDED AMERINET EXHIBITS

                                    Exhibit 3
                               Exchange Agreement


                            SHARE Exchange AGREEMENT

     THIS SHARE EXCHANGE AGREEMENT (the "Agreement"), dated June 11, 2001, by and between AmeriNet Group.Com, Inc. ("AmeriNet") and Riverview Financial Corp., a California corporation ("Riverview").

                                    RECITALS

         WHEREAS, Riverview is the holder of certain promissory notes of Park City Group, Inc., a Delaware corporation ("PCG"), which notes may be converted into shares of PCG Series A Preferred Stock (which is further convertible into shares of PCG common stock) (collectively, and separately as applicable, the preferred stock and the common stock are referred to as the "Series A Preferred Stock"), pursuant to the terms of a Note Conversion Agreement, dated June 8, 2001, between PCG and Riverview (the "Note Conversion Agreement");

         WHEREAS, AmeriNet and certain shareholders of PCG have entered into a Reorganization Agreement (the "Reorganization Agreement"), dated May 31, 2001, pertaining to the exchange of shares of PCG common stock for shares of AmeriNet common stock; and

         WHEREAS, as a condition to the closing of the Reorganization Agreement, AmeriNet and Riverview will enter into this Agreement whereby AmeriNet will grant to Riverview the right to exchange shares of Series A Preferred Stock for shares of AmeriNet common stock at an exchange price of $0.17 per share.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Exchange Option. AmeriNet hereby grants to Riverview the right and option (the "Option") to exchange the shares of Series A Preferred Stock (including any shares of PCG common stock into which the Series A Preferred Stock may have been converted), received pursuant to the exercise of the right and option granted in the Note Conversion Agreement, for shares of AmeriNet common stock. The number of shares of AmeriNet common stock issuable in the exchange shall be based on a share price for the Series A Preferred Stock (including any shares of PCG common stock into which the Series A Preferred Stock may have been converted) of $1.00 and a share price of $0.17 for the AmeriNet common stock, adjusted for any stock splits, combinations, recapitalizations and the like. By way of example, one share of Series A Preferred Stock may be exchanged for approximately 5.88 shares of AmeriNet common stock ($1.00 / $0.17). No fractional shares of AmeriNet common stock shall be issued in the exchange of Series A Preferred Stock. All shares (including fractions thereof) issuable upon exchange shall be aggregated, and if after such aggregation, the exchange would result in the issuance of any fractional share, AmeriNet shall, in lieu of issuing any fractional share, issue a whole share.

2. Option Exercise. Riverview may exercise the Option once, or from time to time, as to all or any remaining Series A Preferred Stock by delivering or mailing written notice of its election to AmeriNet specifying the number of shares for conversion. Riverview shall deliver the share certificate for the Series A Preferred Stock together with a stock power transferring the number of shares designated for conversion, and AmeriNet shall execute and deliver to Riverview, or to Riverview's designee, certificates for the corresponding number of shares of AmeriNet common stock for which the Series A Preferred Stock is being exchanged, and shall cause PCG to deliver to Riverview a share certificate for any balance of the certificate tendered by Riverview. If the Option is exercised as to shares of Series A Preferred Stock which have not been converted into shares of PCG common stock, the option to convert the Series A Preferred Stock into PCG common stock will be deemed automatically exercised and AmeriNet will receive shares of PCG common stock in the exchange.

3. Representations and Warranties of Riverview. By delivery of the Series A Preferred Stock share certificate(s) for exchange, Riverview represents and warrants to AmeriNet that:

(a) It has full corporate power and authority to enter into and perform this Agreement; this Agreement has been duly authorized by all requisite action on Riverview's part; and this Agreement has been executed and delivered by duly authorized officers of Riverview.

(b) It holds legal and equitable title to the shares of Series A Preferred Stock tendered for exchange, and has not assigned, transferred, pledged or hypothecated such title.

(c) It is acquiring the AmeriNet common stock for its own account for investment purposes, and not with a view to the distribution thereof.

(d) It agrees that it will not sell or assign the AmeriNet common stock unless the stock is registered or the transaction is exempt from registration under the Act.

(e) It is an accredited investor as such term is defined in Rule 501 of Regulation D of the Securities Act of 1933.

4. Representations and Warranties of AmeriNet. AmeriNet represents and warrants to Riverview that:


(a) It has sufficient shares of AmeriNet common stock reserved for issuance hereunder.

(b) The shares of AmeriNet common stock issued hereunder will be fully paid, non-assessable and free from all preemptive rights, taxes, liens and charges (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(c) It has full corporate power and authority to enter into and perform this Agreement; this Agreement has been duly authorized by all requisite action on AmeriNet's part; and this Agreement has been executed and delivered by duly authorized officers of AmeriNet. AmeriNet represents that it has taken all actions and obtained all approvals necessary for the issuance of the shares of AmeriNet common stock hereunder.

5. Registration. If at any time AmeriNet shall propose to file a registration statement under the Act with respect to any class of security (other than a registration relating solely to the sale of securities to participants in its stock or stock option plan or a registration in connection with a bona fide business acquisition of or by AmeriNet), AmeriNet shall in each case timely notify Riverview in writing and include in such registration statement any or all of the shares of AmeriNet common stock obtained hereunder as Riverview may request (Riverview is limited to registering 4,000,000 shares in AmeriNet's first registration statement filed after the closing of the Reorganization Agreement) within twenty (20) days after such notice, subject to such restrictions and conditions as may be imposed by the underwriter in connection with any underwritten offering. In addition to the foregoing, AmeriNet will prepare and file a registration statement under the Act at the request of Riverview from time to time, sufficient to permit the sale or distribution of all or any portion of the shares of AmeriNet common stock issued hereunder. AmeriNet will use its best efforts to cause any registration statement hereunder to become effective as promptly as practical and to maintain the effectiveness so as to permit the resale of the registered securities until such securities are sold. AmeriNet will use its best efforts to register or qualify the securities covered by any such registration in such jurisdictions as Riverview may reasonably request. All registration expenses incurred in connection with any registration, qualification or compliance with this paragraph shall be borne by AmeriNet.

6. Further   Assurances.   Each  party  will  execute  such  other  documents,
instruments or agreements, and take or cause to be taken such other actions as may be reasonably necessary to effectuate the intent of this Agreement.

7. Invalidity. In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement.

8. Governing Law. This Agreement shall be governed and construed in all respects in accordance with the laws of the State of Utah.

9. Transfer. The rights granted hereunder may only be assigned in connection with a transfer of the AmeriNet common stock issued hereunder. Riverview shall give written notice to AmeriNet at the time of any such transfer stating the name and address of the transferee and identifying the shares with respect to which the rights under this Agreement are being assigned.

10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

         IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed as of the day and year first above written.

"AMERINET"                                            "RIVERVIEW"
AMERINET GROUP.COM, INC.,                       RIVERVIEW FINANCIAL CORP.,
a Delaware corporation                          a California corporation



By:   /s/ Edward Dmytryk                        By:   /s/ Randall K. Fields

Name: Edward Dmytryk                            Name:  Randall K. Fields

Title: President                                 Title:  President

                                    Exhibit 4
                            Indemnification Agreement

                            INDEMNIFICATION AGREEMENT

     THIS AGREEMENT is effective as of the 8th day of June, 2001, by and among AmeriNet Group.com, Inc., a Delaware corporation ("AmeriNet") and Carrington Capital Corp. ("Carrington").

                                    RECITALS:

         WHEREAS, on May 31, 2001, AmeriNet entered into a reorganization agreement ("Reorganization Agreement") with the Park City Group Participants, as such participants are defined in the Reorganization Agreement ("Park City Group Participants"), pursuant to which AmeriNet will acquire at least ninety-eighty percent of the outstanding stock of Park City Group, Inc., a Delaware corporation, in exchange for shares of AmeriNet's common stock; and

         WHEREAS, as an inducement to the Park City Group Participants entering into the Reorganization Agreement and as a condition to the closing (the "Closing") of the Reorganization Agreement, Carrington has agreed to indemnify AmeriNet for certain expenses as defined in this Agreement.

                                   AGREEMENT:

         NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Indemnification. Carrington shall indemnify and defend AmeriNet and its subsidiaries and affiliates, and their respective officers, directors, shareholders, successors and assigns (collectively, the "AmeriNet Parties"), from and against any and all costs, expenses, losses, damages, fines, penalties, or liabilities (including, without limitation, interest which may be imposed in connection therewith, court costs, litigation expenses, and reasonable attorneys' and accounting fees) (collectively, "Expenses") incurred by the AmeriNet Parties, directly or indirectly, with respect to, in connection with, arising from, or alleged to result from any of the following that exist as of the date of Closing (collectively, the "Proceedings"):

A.     Any claims by Bruce Gleason for cash or stock;

B.     Any unpaid claims by Liberty Transfer Co. for services as transfer agent;

C.     Any unpaid tax obligations;

D.     Any unpaid AmeriNet payroll or employee benefits obligations; or

E.     Any other AmeriNet liens and/or judgments.

2.     Procedure for Indemnification.


A. AmeriNet shall promptly give notice hereunder to Carrington after obtaining written notice of any Proceeding as to which recovery may be sought because of the indemnity in Section 1. Notwithstanding the foregoing, the right to indemnification hereunder shall not be affected by any failure of AmeriNet to give such notice, or delay by AmeriNet in giving such notice, unless, and then only to the extent that, the rights and remedies of Carrington shall have been prejudiced as a result of the failure to give, or delay in giving, such notice.

B. If AmeriNet shall assume the defense of any such Proceeding after giving notice to Carrington, AmeriNet may defend against such Proceeding in such manner as it deems appropriate and may settle such Proceeding on such terms as it may deem appropriate and Carrington shall promptly reimburse AmeriNet for the amount of such settlement and for all Expenses incurred by AmeriNet in connection with such Proceeding. Carrington agrees to cooperate with AmeriNet in all reasonable respects with respect to a Proceeding.

C. If Carrington assumes the defense of the Proceeding, the obligations of Carrington hereunder as to such Proceeding shall include taking all steps necessary in the defense or settlement of such Proceeding and holding AmeriNet harmless from and against any and all damages caused by or arising out of any settlement approved by Carrington or any judgment in connection with such Proceeding. Carrington shall not, in the defense of such Proceeding, consent to entry of any judgment (other than a judgment of dismissal on the merits without costs), or enter into any settlement (except with AmeriNet's written consent) which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to AmeriNet a release from all liability in respect of such Proceeding. Anything in this Section 2 to the contrary notwithstanding, AmeriNet may, with counsel of its choice, assume the defense of any such Proceeding.

D. Carrington shall promptly reimburse AmeriNet for the amount of any judgment rendered with respect to any Proceeding for all Expenses incurred by AmeriNet in connection with such Proceeding, whether or not resulting from, arising out of, or incurred with respect to, the act of a third party.

3. Arbitration. Any dispute, controversy or claim, whether contractual or non-contractual, between the parties arising directly or indirectly out of or connected with the indemnification obligations set forth under this Agreement, unless mutually settled by the parties, shall be resolved in accordance with the dispute resolution procedures set forth in Section 9.12 of the Reorganization Agreement, incorporated herein by this reference.


4. Additional Remedy. If for any reason Carrington fails to provide the indemnification required by this Agreement, and AmeriNet incurs Expenses related to (1) any Proceeding, (2) improperly issued AmeriNet securities, (3) improper compliance by AmeriNet with the Investment Company Act, or (4) AmeriNet liabilities or obligations existing as of the date of Closing, the Park City Group Participants will be entitled to additional AmeriNet common stock equal in value to 78% of the amount of the Expenses (the AmeriNet stock will be valued at $.17 per share). The remedy provided in this section will be in addition to any other remedies provided by law.

5. Notices. All notices, consents, and other communications hereunder shall be in writing and deemed to have been duly given when (a) delivered by hand, (b) sent by telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, postage pre-paid return receipt requested, or (c) when received by the addressee, if sent by Express Mail, Federal Express, or other express delivery service (postage pre-paid return receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate as to itself by notice to the other):

                    If to AmeriNet: AmeriNet Group.com, Inc.
                                333 Main Street,
                                  P.O. Box 5000
                              Park City, Utah 84060
                              Phone: (435) 649-2221
                               FAX: (435) 645-2110
                          Attn: Chief Executive Officer

                      With a copy to: Snell & Wilmer L.L.P.
                               Gateway Tower West
                        15 West South Temple, Suite 1200
                           Salt Lake City, Utah 84101
                              Phone: (801) 257-1900
                               FAX: (801) 257-1800
                           Attn: John R. Morris, Esq.

                If to Carrington Parties Carrington Capital Corp.
                            Crystal Corporate Center
                      2500 North Military Trail, Suite 225
                            Boca Raton, Florida 34471
                          Attn: Chief Financial Officer

6. Miscellaneous. None of the rights of any party under this Agreement may be transferred or assigned without the prior written consent of the other parties hereto. The captions which precede the articles and the sections of this Agreement are for convenience only and shall in no way affect the manner in which any provision hereof is construed. Whether the context or circumstance requires, the singular shall include the plural and the plural shall include the singular and the whole shall include any part thereof and any gender shall include both genders. Each right or remedy required by the provisions of this Agreement shall be in addition to and not in substitution of, any rights or remedies available or now existing or hereafter arising under applicable law. Any rights or remedies provided for by this Agreement or afforded by law or equity are distinct and cumulative and may be exercised concurrently or independently or successively. This Agreement supersedes all prior agreements, negotiations or understandings between the parties hereto in any way related to the specific subject matter of this Agreement. None of the provisions of this Agreement may be altered or modified except through an instrument in writing signed by all of the parties hereto. All of the terms, provisions, agreements and undertakings herein contained shall be binding upon and shall inure to the benefit of the respective heirs, personal representatives, successors and assigns of the parties hereto. This Agreement shall be governed by, construed in accordance with the laws of the State of Delaware. The provisions of this Agreement are severable and should any provision hereof be void, voidable or unenforceable under any applicable law, such provision shall not affect or invalidate any other provision of this Agreement, which shall continue to govern the relative rights and duties of the parties as though the void, voidable or unenforceable provision were not a part hereof. It is the intention and agreement of the parties that all of the terms and conditions hereof shall be enforced to the fullest extent permitted by law. All warranties, representation, indemnities, covenants and other agreements of the parties hereto shall survive the execution and delivery of this Agreement and shall, notwithstanding the execution and delivery of this Agreement, continue in full force and effect. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above by their respective officers thereunder duly authorized.


                            AmeriNet Group.com, Inc.,
                             a Delaware corporation




                                            By:               /s/ Ed Dmytryk
                                            Its:              President



                            Carrington Capital Corp.




                                            By:         /s/   Leonard Tucker
                                            Its:              President